United States Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of November, 2025

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F ☑ Form 40 F ☐

SIFY TECHNOLOGIES LIMITED

FORM 6-K

For the half-year ended September 30, 2025

2

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this Report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this Report are the property of their respective owners. In this Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs,”, “₹.”, “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

For your convenience, this Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Report, all translations from Indian rupees to U.S. dollars contained in this Report have been based on the reference rate in the City of Mumbai on September 30, 2025 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹ 88.7923 per $1.00.

Our financial statements are presented in Indian rupees and prepared in accordance with English version of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Information contained in our websites, including our corporate website, www.sifytechnologies.com, is not part of our Annual Report for the year ended March 31, 2025 or this Report.

Forward-looking Statements

In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Annual Report on Form 20 F for the fiscal year ended March 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on June 09, 2025.

The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the effect of the international economic slowdown on our business;

•	our ability to generate and manage growth and to manage our international operations;

•	our ability to satisfy the standards for continued listing of our ADSs on the Nasdaq Capital Markets;

•	projections that our cash and cash equivalents, along with cash generated from operations will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.

You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, you should carefully review the other information in this Report, our other periodic reports and other documents filed with the SEC from time to time. Our filings with the SEC are available on its website at www.sec.gov.

NON-IFRS MEASURES

We have disclosed our EBITDA in this Form 6-K, which is a non-IFRS financial measure. EBITDA should not be considered as an alternative to profit / (loss) for the period because it does not reflect certain costs involved in our operations, such as finance expenses, depreciation and taxes, any of which may have a significant effect on our profit / (loss) for the period. EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to profit /(loss) for the period or any other performance measures derived in accordance with IFRS. For a reconciliation of EBITDA to the most comparable IFRS measure profit /(loss) for the period, see “Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

3

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In Millions of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2025
		September 30, 2025 ₹	March 31, 2025* ₹	Convenience translation into US$ (In Millions)

ASSETS
Property, plant and equipment	4	41,516	38,915	468
Right of Use Assets	7A	9,266	8,822	104
Intangible assets	5	624	697	7
Other assets		3,073	5,555	35
Deferred contract costs		6	6	-
Other investments		1,330	1,230	15
Deferred tax assets		1,475	1,397	17
Total non-current assets		57,290	56,622	646

Inventories		3,956	3,959	45
Trade and other receivables, net	8A	16,290	14,844	183
Contract assets	8B	40	24	-
Deferred contract costs		210	139	2
Prepayments for current assets		1,202	832	14
Restricted cash	6	1,582	454	18
Other Bank deposits	6	-	1,307	-
Cash and cash equivalents	6	2,567	4,997	29
Total current assets		25,847	26,556	291
Total assets		83,137	83,178	937

EQUITY AND LIABILITIES
Equity
Share capital		4,358	4,354	49
Compulsorily Convertible Debentures		3,406	3,406	38
Share premium		19,798	19,780	223
Share based payment reserve		250	251	3
Other components of equity		178	144	2
Accumulated deficit		(8,468)	(7,804)	(95)
Total Equity attributable to equity holders of the Company		19,522	20,131	220

4

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In Millions of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2025
		September 30, 2025 ₹	March 31, 2025* ₹	Convenience translation into US$ (In Millions)

Liabilities
Borrowings		26,729	28,225	301
Lease liabilities	7B	3,495	3,617	39
Employee benefits	9	216	201	2
Contract liabilities	8B	3,787	3,290	43
Other liabilities		52	52	1
Total non-current liabilities		34,279	35,385	386

Borrowings		7,754	7,149	87
Lease liabilities	7B	414	193	5
Bank overdraft	6	69	326	1
Trade and other payables		17,165	17,171	194
Contract liabilities	8B	3,934	2,823	44
Total current liabilities		29,336	27,662	331

Total liabilities		63,615	63,047	717

Total equity and liabilities		83,137	83,178	937

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

* Derived from the audited consolidated financial statements

5

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Profit or Loss

(In Millions of Rupees, except share data and as otherwise stated)

	Note	Quarter ended September 30,		Quarter ended September 30, 2025		Half year ended September 30,		Half year ended September 30, 2025
		2025 ₹	2024 ₹	Convenience translation into US$ (In Millions)		2025 ₹	2024 ₹	Convenience translation into US$ (In Millions)

Revenue	10	10,533	10,275	119		21,256	19,696	239
Cost of sales	11	(6,294)	(6,362)	(71)		(12,868)	(12,323)	(145)
Gross profit		4,239	3,913	48		8,388	7,373	94
Other operating income		81	135	1		166	223	2
Selling, general and administrative expense	12	(1,871)	(1,945)	(21)		(3,889)	(3,621)	(44)
Depreciation and amortization	4,5&7A	(1,740)	(1,323)	(20)		(3,419)	(2,629)	(39)
Operating profit		709	780	8		1,246	1,346	13
Investment income		16	2		-	16	60	-
Impairment provision on Investment		(4)			-	(26)		-
Profit before financing and Income taxes		721	782	8		1,236	1,406	13
Finance income	13	-	-	-		1	-	-
Interest expenses on borrowings	13	(835)	(565)	(9)		(1,592)	(1,115)	(18)
Interest expenses on pension liabilities	13	(1)	(1)		-	(2)	(1)	-
Interest expenses on lease liabilities	13	(79)	(76)	(1)		(159)	(143)	(2)
Net finance income / (expense)		(915)	(642)	(10)		(1,752)	(1,259)	(20)

Profit / (Loss) before tax		(194)	140	(2)		(516)	147	(7)
Income tax (expense)/ benefit		(81)	(38)	(1)		(148)	(97)	(2)
Profit / (Loss) after tax		(275)	102	(3)		(664)	50	(9)
Basic earnings per share	14	(0.63)	0.33	-		(1.53)	0.16	(0.02)
Diluted earnings per share	14	(0.63)	0.32	-		(1.53)	0.15	(0.02)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement presenting Comprehensive Income
(In Millions of Rupees, except share data and as otherwise stated)

		Quarter ended September 30		Quarter ended September 30, 2025	Half year ended September 30		Half year ended September 30, 2025
	Note	2025 ₹	2024 ₹	Convenience translation into US$ (In Millions)	2025 ₹	2024 ₹	Convenience translation into US$ (In Millions)

Profit / (Loss) for the Quarter/Half year		(275)	102	(3)	(664)	50	(9)

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans (net of tax)		4	(5)	-	8	8	-
Items that will be reclassified to profit or loss
Foreign currency translation differences of foreign operations		40	2	-	25	3	-
Other comprehensive income/(loss) for the Quarter/Half year		44	(3)	-	33	11	-

Total comprehensive income for the Quarter/Half year		(231)	99	(3)	(631)	61	(9)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In Millions of Rupees, except share data and as otherwise stated)

For the half year ended September 30, 2025

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained Earnings/ (accumulated deficit)	Total	Non- controlling interest	Compulsorily Convertible Debentures	Total Equity
Balance at April 1, 2025	4,354	19,780	251	144	(7,804)	16,725		3,406	20,131

Total comprehensive income/ (loss) for the Half year				33	(664)	(631)			(631)

Shares issued on exercise of ESOP	4	18				22			22
Transferred from share-based payment reserve on account of exercise of ESOP			(1)	1
Share-based payment transaction			*			*			*
Balance as at September 30, 2025	4,358	19,798	250	178	(8,468)	16,116		3,406	19,522
*less than the rounding off norm adopted by the Company

For the year ended March 31, 2025

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Compulsorily Convertible Debentures	Total equity
Balance on April 1, 2024	1,846	19,733	353	44	(6,626)	15,350	-	2,724	18,074

Total comprehensive income / (loss) for the year	-	-	-	13	(785)	(772)	-	-	(772)
Compulsorily Convertible Debentures presented as Equity	-	-	-	-	-	-	-	682	682
Shares issued on exercise of ESOP	8	24	-			32		-	32
Rights issue of shares	2,500					2,500			2,500
Transaction costs related to rights issue of shares					(52)	(52)		-	(52)
Debenture premium on issue of Non-Convertible Debentures		6				6			6
Dividend paid on Non-Cumulative Compulsorily Convertible Preference Shares					(22)	(22)			(22)
Acquisition of equity shares in subsidiary without change in control					(88)	(88)			(88)
Acquisition of preference shares in subsidiary without change in control					(231)	(231)			(231)
Transferred from share based payment reserve on exercise of ESOP		17	(104)	87		-		-	-
Share-based payment transactions			2			2		-	2
Balance on March 31, 2025	4,354	19,780	251	144	(7,804)	16,725	-	3,406	20,131

For the year ended March 31, 2024

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Compulsorily Convertible Debentures	Total equity
Balance on April 1, 2023	1,841	19,685	361	53	(6,795)	15,145			15,145

Total comprehensive income / (loss) for the year				(14)	169	155			155

Compulsorily Convertible Debentures presented as Equity								2,724	2,724

Shares issued on exercise of ESOP	5	37				42			42
Transferred from share based payment reserve on exercise of ESOP		11	(16)	5
Share-based payment transactions			8			8			8
Balance on March 31, 2024	1,846	19,733	353	44	(6,626)	15,350		2,724	18,074

8

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In Millions of Rupees, except share data and as otherwise stated)

	Half year ended September 30		September 30, 2025
	2025 ₹	2024 ₹	Convenience translation into US$ (In Millions)
Cash flows from / (used in) operating activities
Operating Profit for the half year	1,246	1,346	13
Adjustments for:
Depreciation and amortization	3,419	2,629	39
Gain on sale of property, plant and equipment	(18)	(14)	-
Provision for doubtful receivables and advances	105	130	1
Stock compensation expense	*	2	-
Unrealized (gain)/ loss on account of exchange differences	(5)	(1)	-
Change in trade and other receivables	(2,619)	(3,507)	(29)
Change in inventories	3	18	-
Change in contract assets	(15)	4	-
Change in contract costs	(71)	11	(1)
Change in other assets	2,112	(825)	24
Change in trade and other payables	424	2,112	5
Change in employee benefits	7	26	-
Change in contract liabilities	1,609	1,069	18
Change in other bank deposits	178	(1,381)	2
Change in other bank balances	-	13	-
Cash generated from operating activities	6,375	1,632	72
Income taxes (paid)/refund received (net)	(11)	(147)	-
Net cash generated from operating activities	6,364	1,485	72
Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(5,074)	(5,452)	(57)
Investments in Equity shares	(126)	-	(1)
Investments in Preference shares	-	(231)	-
Amount paid for acquisition of right of use assets	(864)	(414)	(10)
Proceeds from sale of property, plant and equipment	18	95	-
Finance income received	62	30	1
Net cash (used) in investing activities	(5,984)	(5,972)	(67)

	Half year ended September 30		September 30, 2025
	2025 ₹	2024 ₹	Convenience translation into US$ (In Millions)
Cash flows from / (used in) financing activities
Proceeds from issue of shares on exercise of Rights issue	-	2,500	-
Proceeds from issue of shares on exercise of ESOP	22	-	-
Proceeds from long-term borrowings	6,196	4,493	70
Proceeds from issue of Non-convertible debentures (Including premium)	-	2,506	-
Repayment of long-term borrowings	(7,738)	(2,981)	(87)
Increase/(decrease) in short-term borrowings	937	54	11
Repayment of lease liabilities	(174)	(172)	(2)
Finance expenses paid	(1,796)	(1,669)	(20)
Transaction costs of Equity Transaction	-	(52)	-
Payment of dividends (including corporate dividend tax)	-	(7)	-
Net cash (used in) / generated from financing activities	(2,553)	4,672	(28)

Net (Decrease) / Increase in cash and cash equivalents	(2,173)	185	(23)
Cash and cash equivalents at April 1	4,671	3,618	53
Effect of exchange fluctuations on cash held	-	4	-
Cash and cash equivalents at September 30	2,498	3,807	30

*less than the rounding off norms adopted by the Company

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

9

SIFY TECHNOLOGIES LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(In Millions of Rupees, except share, per share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited (“Sify” or the “Company”) is a Company domiciled in India. The address of the Company’s registered office is 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai – 600113, India. The Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited, Sify Technologies North America Corporation, Sify Data and Managed Services Limited, Sify Infinit Spaces Limited (SISL), Sify Digital Services Limited (SDSL) and SKVR Software Solution Private Limited (are together referred to as the ‘Group’ and individually as ‘Group entities’). The Group offers converged ICT solutions comprising Network Services, Data Center Services and Digital Services which includes cloud and managed services and applications integration services. The Company was incorporated on December 12, 1995 and is listed on the NASDAQ Capital Market. The financial statements are for the Group consisting of Sify Technologies Limited and its subsidiaries.

2.	Basis of preparation

a.	Statement of compliance

The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as at and for the fiscal year ended March 31, 2025.

These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on October 25, 2025.

b.	Functional and presentation currency

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Indian rupee is the functional currency of Sify and its Indian subsidiaries. US dollar is the functional currency of Sify’s foreign subsidiaries located in the US and Singapore.

The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest millions except where otherwise indicated.

Commencing with this Form 6-K, management elected to change the presentation of the Company's financial statements and accompanying footnote disclosures from thousands to millions. The change in presentation had no material impact on previously reported financial information, but certain amounts reported for prior periods may differ by insignificant amounts due to the nature of rounding relative to the change in presentation. In addition, historical percentages and per share amounts presented may not add to their respective totals or recalculate due to rounding.

Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the quarter and half year ended September 30, 2025 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on September 30, 2025 for wire transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 88.7923 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on September 30, 2025 or at any other date.

c.	Use of estimates

The preparation of these Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the period. Accounting estimates could change from period to period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both and, if material, their effects are disclosed in the notes to the financial statements.

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3.	Material accounting policies

The accounting policies applied by the Group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended March 31, 2025.

Basis of consolidation

The financial statements of the Group companies are consolidated on a line-by-line basis. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. These financial statements are prepared by applying uniform accounting policies in use at the Group.

Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Thus, the Company controls an investee if and only if the Company has all the following:

(a) power over the investee;

(b) exposure, or rights, to variable returns from its involvement with the investee; and

(c) the ability to use its power over the investee to affect the amount of the Company’s returns.

Generally, there is a presumption that majority of voting rights results in control. To support this presumption and when the Group has less than a majority of voting of similar rights of an investee, the group considers all relevant facts and circumstances in assessing whether it has power over an investee.

The financial statements of subsidiaries are consolidated from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Group.

Recent accounting pronouncements not yet adopted by the Company

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2025 and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

IFRS 19 – Subsidiaries without Public Accountability:

On May 9, 2024, International Accounting Standards Board (IASB) issued IFRS 19- Subsidiaries without Public Accountability: Disclosures. The standard defines that a subsidiary without public liability may provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The standard is optional for eligible subsidiaries and establishes the disclosure requirements for subsidiaries that choose to apply it.

The effective date for adoption of this standard is annual periods beginning on or after January 1, 2027, although early adoption is permitted. The Group is yet to evaluate the impact of the amendment.

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features.

On December 18, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements (PPAs).

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2026, although early adoption is permitted. The Group is yet to evaluate the impact of the amendment.

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4.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the half year ended September 30, 2025

	Cost					Accumulated depreciation
Particulars	As of April 1, 2025	Additions	Deletions	Reclassification*	As of Sep 30, 2025	As of April 1, 2025	Depreciation for the period	Deletions	Reclassification*	As of Sep 30, 2025	Carrying amount as of Sep 30, 2025
Freehold Land	207	-	-	-	207	-	-	-	-	-	207
Building	21,252	3,540	-	(77)	24,715	6,742	939	-	(10)	7,671	17,044
Plant and machinery	30,455	3,657	54	77	34,135	16,565	1,495	54	10	18,016	16,119
Computer equipment	2,211	137	-	-	2,348	1,897	88	-	-	1,985	363
Office equipment	3,184	428	-	-	3,612	1,806	240	-	-	2,046	1,566
Furniture and fittings	166	15	-	-	181	139	3	-	-	142	39
Vehicles	13	4	-	-	17	11	3	-	-	14	3
Total	57,488	7,781	54	-	65,215	27,160	2,768	54	-	29,874	35,341
Add: Construction in progress	-		-	-		-			-		6,175
Total	57,488	7,781	54	-	65,215	27,160	2,768	54	-	29,874	41,516

* The Company had earlier disclosed certain assets which are in the nature of Plant and Machinery along with Buildings. These assets are depreciated over the estimated useful life of Plant and Machinery in accordance with the accounting policy consistently applied by the Company. The Company believes that it is more appropriate to disclose such Assets as part of Plant and Machinery rather than as part of Buildings. Hence, the cost of such Assets and the accumulated depreciation thereon, as on April 1, 2025 has been transferred to the Plant and Machinery for a better presentation.

The following table presents the changes in property, plant and equipment during the year ended March 31, 2025

	Cost				Accumulated depreciation
Particulars	As of April 1, 2024	Additions	Deletions	As of March 31, 2025	As of April 1, 2024	Depreciation for the year	Deletions	As of March 31, 2025	Carrying amount as of March 31, 2025
Freehold Land	207			207					207
Building	13,932	7,320		21,252	5,163	1,579		6,742	14,510
Plant and machinery	24,002	6,530	77	30,455	14,319	2,322	76	16,565	13,890
Computer equipment	2,184	300	273	2,211	1,924	166	193	1,897	314
Office equipment	2,372	854	42	3,184	1,469	379	42	1,806	1,378
Furniture and fittings	173	15	22	166	159	2	22	139	27
Vehicles	13			13	10	1		11	2
Total	42,883	15,019	414	57,488	23,044	4,449	333	27,160	30,328
Add: Construction in progress									8,587
Total	42,883	15,019	414	57,488	23,044	4,449	333	27,160	38,915

The following table presents the changes in property, plant and equipment during the year ended March 31, 2024

	Cost					Accumulated depreciation
Particulars	As of April 1, 2023	Additions	Deletions	Reclassification*	As of March 31, 2024	As of April 1, 2023	Depreciation for the period	Deletions	Reclassification*	As of March 31, 2024	Carrying amount as of March 31, 2024
Freehold Land	207	-	-	-	207	-	-	-	-	-	207
Building	6,239	3,273	-	4,420	13,932	1,965	1,195	-	2,003	5,163	8,769
Plant and machinery	21,303	2,711	12	-	24,002	12,394	1,934	9	-	14,319	9,683
Computer equipment	2,037	164	17	-	2,184	1,781	160	17	-	1,924	260
Office equipment	2,107	266	1	-	2,372	1,180	290	1	-	1,469	903
Furniture and fittings	4,591	3	1	(4,420)	173	2,161	1	-	(2,003)	159	14
Vehicles	10	3	-	-	13	10	-	-	-	10	3
Total	36,494	6,420	31	-	42,883	19,491	3,580	27	-	23,044	19,839
Add: Construction in progress											12,371
Total	36,494	6,420	31	-	42,883	19,491	3,580	27	-	23,044	32,210

12

Depreciation is recognized in the Statement of Profit or Loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment considering residual value to be zero.

Depreciation on contract-specific assets are charged co-terminously over the contract period. Management’s estimated useful lives for the half year ended September 30, 2025 and year ended March 31, 2025 were as follows:

Estimate of useful life in years
Buildings comprising Civil structure, etc	28
Improvements forming part of the Building	5
Plant and machinery comprising computers, servers etc.	3-5
Plant and machinery comprising other items	3-8
Furniture and fittings	5
Office equipment	5
Motor vehicles	3

Depreciation is not recorded on construction-in-progress until construction and installation are complete and the asset is ready for its intended use.

The depreciation method, useful lives and residual value are reviewed at each of the reporting dates.

5.	Intangible assets

Intangible assets comprise the following:

	September 30, 2025	March 31, 2025
Other intangible assets	624	697
	624	697

Other intangibles

The following table presents the changes in intangible assets during the half year ended September 30, 2025 and year ended March 31, 2025.

	Bandwidth Capacity	Software	License fees	Total

(A) Cost
Balance as of April 1, 2023	773	2,287	78	3,138
Acquisitions during the year	-	508		508
Disposals during the year
Balance as of March 31, 2024	773	2,795	78	3,646
Acquisitions during the year		467		467
Disposals during the year		(51)		(51)
Balance as of March 31, 2025	773	3,211	78	4,062
Acquisitions during the half year		159		159
Disposals during the half year
Balance as of September 30, 2025	773	3,370	78	4,221

(B) Amortization
Balance as of April 1, 2023	682	1,787	46	2,515
Amortization for the year	89	397	3	489
Disposals during the year
Balance as of March 31, 2024	771	2,184	49	3,004
Amortization for the year	1	402	3	406
Disposals during the year		(45)		(45)
Balance as of March 31, 2025	772	2,541	52	3,365
Amortization for the half year		230	2	232
Disposals during the half year
Balance as of September 30, 2025	772	2,771	54	3,597

(C) Carrying amounts
As of April 01, 2023	91	500	32	623
As of March 31, 2024	2	611	29	642
As of March 31, 2025	1	670	26	697
As of September 30, 2025	1	599	24	624

Capital commitments

The Company had not committed to spend any amount under agreements to purchase intangible assets during the half year ended September 30, 2025 and year ended March 31, 2025.

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6.	Cash and cash equivalents

Cash and cash equivalents as per consolidated statements of financial position, as at September 30, 2025 amounted to ₹ 2,498 (March 31, 2025 : ₹ 4,671).

	September 30, 2025	March 31, 2025	September 30, 2024	March 31, 2024
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	1,582	454	427	440
Total restricted cash (a)	1,582	454	427	440
(b) Non restricted cash
Current
Cash and cash equivalents	2,567	4,997	4,477	4,105
Other bank deposits (maturity period-more than 3 months)		1,307	2,669	1,289
Total Non-restricted cash (b)	2,567	6,304	7,146	5,394
Total cash (a+b)	4,149	6,758	7,573	5,834
Bank overdraft used for cash management purposes	(69)	(326)	(670)	(487)
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	(1,582)	(454)	(427)	(440)
Other bank deposits (maturity period-more than 3 months)		(1,307)	(2,669)	(1,289)
Cash and cash equivalents for the statement of cash flows	2,498	4,671	3,807	3,618

7A.	Right of Use Assets

Following are the changes in the carrying value of Right of use assets for the half year ended September 30, 2025:

	Category of ROU asset
Particulars	Land	Building	P&M	IRU	Total
Balance as of April 1, 2025	4,313	2,290	1,036	1,183	8,822
Additions	495	39	151	178	863
Adjustments	-	-	-	-	-
Depreciation	(33)	(172)	(134)	(80)	(419)
Balance as of September 30, 2025	4,775	2,157	1,053	1,281	9,266

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2025:

	Category of ROU asset
Particulars	Land	Building	P&M	IRU	Total
Balance as of April 1, 2024	3,671	2,541	244	801	7,257
Additions	785	400	978	530	2,693
Adjustments	(92)	(258)	-	-	(350)
Depreciation	(51)	(393)	(186)	(148)	(778)
Balance as of March 31, 2025	4,313	2,290	1,036	1,183	8,822

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2024:

Particulars	Category of ROU asset
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2023	2,850	1,928	350	562	5,690
Additions	861	1,018	27	387	2,293
Adjustments	-	(9)	(11)	-	(20)
Depreciation	(40)	(396)	(122)	(148)	(706)
Balance as of March 31, 2024	3,671	2,541	244	801	7,257

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7B. Lease liability

Following is the breakup of Current and Non-current lease liabilities for the half year ended September 30, 2025 and year ended March 31, 2025.

Particulars	September 30, 2025	March 31, 2025
Current lease liabilities	414	193
Non-current lease liabilities	3,495	3,617
Total	3,909	3,810

The following is the movement in lease liabilities during the half year ended September 30, 2025 and year ended March 31, 2025.

Particulars	September 30, 2025	March 31, 2025
Balance as of April 1	3,810	3,042
Additions	275	1,378
Finance cost accrued	159	299
Deletions	-	(350)
Payment of lease liabilities	(333)	(559)
Fair value adjustment	-	(1)
Translation difference	(2)	1
Balance as of September 30	3,909	3,810

The table below provides details regarding the contractual maturities of lease liabilities on undiscounted basis as of September 30, 2025 and as of March 31, 2025

Particulars	September 30, 2025	March 31, 2025
Less than one year	760	689
One to five years	2,374	2,380
More than five years	7,819	7,473
Total	10,953	10,542

Rental expenses recorded on short-term leases amount to ₹192.

8A. Trade and other receivables

Trade and other receivables comprise:

	September 30, 2025	March 31, 2025
(i) Trade receivables, net (refer note (i) below)	12,006	10,892
(ii) Other receivables including deposits	4,284	3,952
	16,290	14,844

(i)	Trade receivables as at September 30, 2025 and March 31, 2025 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on expected credit loss model.

15

Trade receivables consist of:

	September 30, 2025	March 31, 2025
Trade receivables from related parties	-	-
Other trade receivables	12,700	11,549
	12,700	11,549
Less: Allowance for doubtful receivables	(694)	(657)
Balance at the end of half year/year	12,006	10,892

The activity in the allowance for doubtful accounts receivable is given below:

	September 30, 2025	March 31, 2025
Balance at the beginning of the year	657	580
Add : Additional provision, net	105	195
Less : Bad debts written off	(68)	(118)
Balance at the end of half year/year	694	657
Financial assets included in other receivables	310	316

“Financial assets included in Other assets” comprise security deposits and Bank deposits having a maturity period of more than 12 months, interest accrued on investments, and other non-current advances made in the ordinary course of business”.

8B. Contract Balances

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	September 30, 2025		March 31, 2025
Trade Receivables		12,006		10,892
Contract Assets – Unbilled Revenue		40		24
Contract liabilities – Deferred Income
Current contract liabilities	3,934		2,823
Non-current contract liabilities	3,787		3,290
Total Contract liabilities – Deferred Income		7,721		6,113

The following table provides the significant changes in contract assets (unbilled revenue) for the half year ended September 30, 2025 and year ended March 31, 2025:

Particulars	For the Half year ended September 30, 2025	For the Year ended March 31, 2025
Balance as at April 1	24	26
Transfers from unbilled revenue recognised at the beginning of the year to receivables	6	26

The following table provides the significant changes in contract liabilities (Deferred Income) for the half year ended September 30, 2025 and year ended March 31, 2025:

Particulars	For the Half year ended September 30, 2025	For the Year ended March 31, 2025
Balance as at April 1	6,113	5,137
Revenue recognised that was included in deferred revenue at the beginning of the year	(2,206)	(2,142)

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8C. Contract Cost and Amortisation

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the half year ended September 30, 2025 the Group capitalised ₹ 83 and amortised ₹ 13 There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period. The Group recognises incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

9.	Employee benefits

	September 30, 2025	March 31, 2025
Gratuity payable	55	47
Compensated absences	161	154
	216	201

Gratuity cost

The components of gratuity cost recognized in the income statement for the quarter and half year ended September 30, 2025 and September 30, 2024 consists of the following:

	Quarter ended September 30, 2025	Quarter ended September 30, 2024	Half year ended September 30, 2025	Half year ended September 30, 2024

Service cost	17	16	35	33
Interest cost	8	7	15	13
Interest income	(7)	(6)	(13)	(13)
Net gratuity costs recognized in statement of income	18	17	37	33

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	September 30, 2025	March 31, 2025
Projected benefit obligation at the beginning of half year/ year	446	382
Service cost	35	70
Interest cost	15	27
Remeasurements - Actuarial (gain) / loss	(1)	9
Benefits paid	(19)	(42)
Projected benefit obligation at the end of half year/ year	476	446

Change in plan assets	September 30, 2025	March 31, 2025
Fair value of plan assets at the beginning of the half year / year	399	357
Interest income	13	26
Remeasurements – return on plan assets excluding amounts included in interest income	8	5
Employer contributions	20	53
Benefits paid	(19)	(42)
Fair value of plan assets at the end of the half year / year	421	399

17

Actuarial Assumptions at reporting date:

	As at September 30, 2025	As at March 31, 2025
Discount rate	6.25%p.a.	6.65% p.a.
Long-term rate of compensation increase	8%	8%
Average future working life time	21.36 years	21.67 years

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Remeasurement of defined benefit plans recognised in other comprehensive income

The gains and losses on remeasurement of defined benefit plans recognized directly in other comprehensive income for the half year ended September 30, 2025 and September 30, 2024 are as follows:

	Half year ended September 30, 2025	Half year ended September 30, 2024
Gain or (loss) on remeasurement of defined benefit plans	9	8
	9	8

Historical information

	Half year ended September 30, 2025	Half year ended September 30, 2024
Experience adjustments - (loss)/gain	10	4
Impact of change in assumptions on plan liabilities - (loss)/gain
Demographic assumptions
Return on plan assets, excluding amount recognised in net interest expense	8	10
Change in financial assumptions	(9)	(6)
	9	8

10.	Revenue

	Quarter ended		Half year ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Rendering of services
Service revenue	9,450	8,192	18,421	16,327
Installation service revenue	641	758	1,771	1,891
	10,091	8,950	20,192	18,218
Sale of products	442	1,325	1,064	1,478
Total	10,533	10,275	21,256	19,696

Note 1: Revenue disaggregation as per business segment and geography has been included in segment information (See Note 15).

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Note 2: Performance obligations and remaining performance obligations

The Group has applied the practical expedient provided in the standard and accordingly not disclosed the remaining performance obligation relating to the contract where the performance obligation is part of a contract that has an original expected duration of one year or less and has also not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date.

The following table provides revenue expected to be recognised in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date.

To be recognised	₹
Within one year	3,936
One to three years	2,216
Three years or more	1,569

11.	Cost of sales

Cost of sales information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. The major items of cost of sales are as follows:

	Quarter ended		Half year ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Personnel expenses	672	508	1,370	1,240
Network costs	2,287	2,060	4,640	4,201
Cost of Hardware / Software	910	1,712	2,175	2,588
Power costs	1,558	1,347	3,023	2,783
	5,427	5,627	11,208	10,832

12. Selling, general and administrative expenses

	Quarter ended		Half year ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Personnel expenses	676	904	1,347	1,555
Marketing and promotion expenses	33	42	82	49
Administrative and other expenses#	1,162	999	2,460	2,017
	1,871	1,945	3,889	3,621
#Includes
Repairs and Maintenance	582	475	1,130	894
Provision for Doubtful Debts	25	130	105	130
Rates and Taxes	50	20	124	39
Travelling expenses	59	60	111	118
Legal and Professional	90	45	243	83
Insurance	46	53	100	98
Rent	98	82	192	160
	950	865	2,005	1,522

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Personnel expenses

	Quarter ended		Half year ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Salaries and wages	1,242	1,305	2,507	2,580
Contribution to provident fund and other funds	90	92	181	178
Staff welfare expenses	16	14	29	36
Employee Stock compensation expense	*	1	*	1
	1,348	1,412	2,717	2,795

Attributable to Cost of sales	672	508	1,370	1,240
Attributable to selling, general and administrative expenses	676	904	1,347	1,555
*Less than rounding off norms adopted by the Company

13.	Finance income and expense

	Quarter ended		Half year ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Finance income	-	-	1	-
	-	-	-	-
Finance income	-	-	1	-
Interest expense on lease liabilities	79	76	159	143
Interest expenses on pension liabilities	1	1	2	1
Interest expense on borrowings	835	565	1,592	1,115
Finance expense	(915)	(642)	(1,753)	(1,259)
Net finance income /(expense) recognised in profit or loss	(915)	(642)	(1,752)	(1,259)

14.	Earnings per share

The calculation of earnings per share for the quarter and half year ended September 30, 2025 and September 30, 2024 is based on the earnings attributable to ordinary shareholders:

	Quarter ended		Half year ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net profit – as reported (in Millions)	(275)	102	(664)	50

Weighted average number of shares – Basic (No’s)	434,473,360	307,313,987	434,327,049	307,313,987
Basic earnings per share	(0.63)	0.33	(1.53)	0.16

Weighted average number of shares – Diluted (No’s)	434,609,722	311,510,294	434,463,411	311,510,294
Diluted earnings per share	(0.63)	0.32	(1.53)	0.15

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15.	Segment reporting

Group's operating segments are as follows:

a. Network Services	Consists of domestic data, international data, wholesale voice
b. Data Center Services	Consists of co-location services, cross connects and other allied services
c. Digital Services	Consists of Cloud and Managed Services and Applications Integration Services

The operating segments of the Group are as under:

Network services - Network services addresses the inward and outward domestic and international connectivity of domestic and international enterprises. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets, and remote access applications to both small and large corporate customers. The Group provides MPLS-enabled IP VPN’s through the entire network. The Group also provides last mile connectivity to customers.

The cable landing station and investment in submarine cable consortium are other assets extended to international partners for international inward and outward connectivity needs. The cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and Middle East North Africa cable (MENA).

Data Center services:  The Group operates 14 concurrently maintainable Data Centers, of which seven are located in Mumbai (Bombay), two each at Noida (Delhi) and Chennai (Madras), one each at Bengaluru, Kolkata and Hyderabad to host mission-critical applications. The Group offers co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks and even rent ‘secure cages’ at the hosting facility as per their application requirements. It also offers a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration under this business line.

 Digital services:

The Group offers following services under the Digital Services segment:

On-demand hosting (cloud) services offer end-customers with the solutions to Enterprises. On-demand cloud services giving companies the option to “pay as you go” basis.Remote and Onsite Infrastructure Management services which provide management and support of customer operating systems, applications, and database layers Network Operations Center (NOC) services, managed SDWAN and managed Wi-Fi solutions.Data Center Build, Network Integration, Information security and End User computing.Web-applications which include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

The Chief Operating Decision Maker (“CODM”), i.e., The Board of Directors and the senior management, evaluate the Group’s performance and allocate resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of profit / loss reviewed by the CODM is “Earnings/loss before interest, taxes, depreciation and amortization” also referred to as “segment operating income / loss”. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment.

21

Bandwidth costs, which form a significant part of the total expenses, are identified to Network Services. Manpower costs of Technology resources rendering services to support Infrastructure operations, Managed services and Application services, are identified to respective operating segments specifically. The Group believes that the resulting allocations are reasonable.

Certain expenses, such as depreciation, technology infrastructure and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Group.

The Group’s operating segment information for the quarter ended September 30, 2025 and September 30, 2024 and half year ended September 30, 2025 and September 30, 2024, are presented below:

Quarter ended September 30, 2025

	Network Services	Data Center Services	Digital Services	Total
External revenue	4,280	4,150	2,103	10,533
Intersegment revenue		22	55	77
Total Revenue	4,280	4,172	2,158	10,610
Operating expenses	(3,427)	(2,248)	(2,428)	(8,103)
Intersegment Expenses	(63)		(14)	(77)
Segment operating income / (loss)	790	1,924	(284)	2,430
Unallocated expenses:
Support Service Unit Costs				(62)
Depreciation and amortization				(1,740)
Other income / (expense), net				93
Finance income				-
Finance expenses				(915)
Profit / (loss) before tax				(194)
Income tax (expense)/benefit				(81)
Profit / (loss) for the Quarter				(275)

Half year ended September 30, 2025

	Network Services	Data Center Services	Digital Services	Total
External revenue	8,659	8,111	4,486	21,256
Intersegment revenues		44	110	154
Total Revenue	8,659	8,155	4,596	21,410
Operating expenses	(7,110)	(4,440)	(5,109)	(16,659)
Intersegment Expenses	(126)		(28)	(154)
Segment operating income/ (loss)	1,423	3,715	(541)	4,597
Unallocated expenses:
Support Service Unit Costs				(98)
Depreciation and amortization				(3,419)
Other income / (expense), net				156
Finance income				1
Finance expenses				(1,753)
Profit / (loss) before tax				(516)
Income tax (expense)/benefit				(148)
Profit / (loss) for the Half year				(664)

22

Quarter ended September 30, 2024

	Network Services	Data Center Services	Digital Services	Total
External revenue	3,679	3,334	3,262	10,275
Intersegment revenues		22	55	77
Total Revenue	3,679	3,356	3,317	10,352
Operating expenses	(3,406)	(1,708)	(3,171)	(8,285)
Intersegment Expenses	(63)		(14)	(77)
Segment operating income/ (loss)	210	1,648	132	1,990
Unallocated expenses:
Support Service Unit Costs				(22)
Depreciation and amortization				(1,323)
Other income / Expense), net				137
Finance income				-
Finance expenses				(642)
Profit / (loss) before tax				140
Income tax (expense)/benefit				(38)
Profit / (loss) for the Quarter				102

Half year ended September 30, 2024

	Network Services	Data Center Services	Digital Services	Total
External revenue	7,544	6,694	5,458	19,696
Intersegment revenues		44	110	154
Total Revenue	7,544	6,738	5,568	19,850
Operating expenses	(6,667)	(3,675)	(5,570)	(15,912)
Intersegment Expenses	(126)		(28)	(154)
Segment operating income / (loss)	751	3,063	(30)	3,784
Unallocated expenses:
Support Service Unit Costs				(32)
Depreciation and amortization				(2,629)
Other income / (expense), net				283
Finance income
Finance expenses				(1,259)
Profit / (loss) before tax				147
Income tax (expense)/benefit				(97)
Profit / (loss) for the Half year				50

23

16.	Capital commitments

Contracts pending to be executed on capital account as at September 30, 2025 amounting to ₹ 7,586 (March 31, 2025: ₹ 7,222).

17.	Legal proceedings

a) Proceedings before Department of Telecommunications

Adjusted Gross Revenue (AGR):

Sify Technologies Limited (Sify) was issued with Unified License (non-access/non-mobile license) pursuant to which Sify provides ISP, NLD & ILD services to enterprise customer and continues to comply and pay a license fee on the licensed activities.

DoT demanded a license fee on the non-telecom business revenue on both mobile license holders and non-mobile license holders, including Sify. The demand made by DoT was challenged by mobile (access license) operator and the Supreme Court held that mobile operators have to pay the license fee on the gross revenue as they were using spectrum and had opted for migration package. The Supreme Court later clarified that this judgement was not applicable to non-access/non-mobile operators.

The Supreme Court had by its order dated June 10, 2020, accepted the stance of the DoT that the licenses of PSUs are different and the judgement of October 24,2019 could not be made the basis for raising demands against PSUs as they are not in the actual business of providing Mobile Services to the General Public.

DoT had also issued a demand notice to Sify and to other non-mobile operators seeking to charge a license fee on the non-telecom revenue. Sify challenged the demands before Madras High Court in 2013 and the demands were stayed. Meanwhile one of the non-access and non- mobile license holder, similar to the license held by Sify, challenged the demand made by DoT before TDSAT, Delhi. TDSAT vide its Order dated February 28, 2022 quashed the demands made by DoT seeking license fee, interest on license fee, penalty and interest on penalty on the revenue accruing from other business revenue (i.e. non-telecom) other than the licensed based activities.

DoT issued a demand notice on August 22, 2013 to the Company demanding license fee on the non-telecom revenue against which the Company filed petitions before Hon’ble Madras High Court. After finally hearing the parties, the Hon’ble Madras High Court vide its judgement dated April 30, 2024 quashed the 18 demands made by DoT and held that DoT cannot claim license fee on the non-telecom revenue.

DoT has appealed before the Madras High Court challenging the judgement dated April 30, 2024 and the Madras High Court had stayed the judgement dated April 30, 2024 and this was challenged by Sify before the Madras High Court and the order was passed in favour of Sify that no coercive action to be taken by DoT pending disposal of the Writ Appeal.

On May 22, 2025, DoT invoked the bank guarantee submitted by Sify without any notice or intimation, claiming that Sify has failed to pay the license fee on “Other Income” for the FY 2020-21, 2021 - 22 and 2023 – 24 and encashed a sum of ₹68.70 million despite several requests and objections submitted by Sify.

Sify submitted its objection and sought clarification on the invocation of bank Guarantee. Further a representation was also submitted to Member Finance and Joint Controller of DoT on the invocation of BG. However, no workings were provided by DoT till date. By letter dated May 28, 2025 and June 11,2025, DoT called upon Sify to replenish the BG for a sum of ₹68.70 million and informed to take further action. Sify accordingly replenished the BG under protest and without prejudice to rights.

On July 10,2025, Sify filed writ petitions with the Hon’ble Madras High Court challenging the order of invocation of BG and sought for refund of the encashed amount. The Hon’ble Madras High Court granted interim injunction against DoT and tagged the petitions along with the Writ Appeals. The Writ petitions are pending for final arguments along with the Writ Appeal.

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License fee on Pure Internet:

DoT migrated the licenses of few service providers, whose licenses expired in 2013 to UL regime and demanded license fee on pure Internet only from those migrated service providers without providing level playing field on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said condition before TDSAT. TDSAT by its order dated October 18, 2019 set aside the demand made by the DoT and held that license fee is not chargeable on the Internet Service Providers. DoT has filed appeal before Supreme Court and the appeal is pending for final hearing.

Subsequently DoT notified level playing field for all the telecom licensed operator and accordingly the company has started paying AGR on pure internet effective as of April 1, 2022 pursuant to the notification issued by DoT.

b) Online Exam case:

(i)The Company has conducted online examination for more than a decade using its platform (I-Test) and delivered large volume online examinations for several reputed clients including Staff Selection Commission (“SSC”) (customer), and is certified on quality and security for CMMI Level 5 and CERT-in. After technical evaluation, the Company was awarded a contract dated April 12, 2016 for a period of 2 years and accordingly Sify had successfully conducted 15 such Pan India online examination under the supervision of customer for more than 20 million candidates with 40,000 unique questions. In one of the combined group level examinations dated February 21, 2018, screenshots of a few of the questions appeared on social media. The Company brought to the notice of the Chairman of the customer and the said question paper was cancelled and the candidates were asked to redo the examination with different set of question paper within couple of hours. Further at the request of customer, re-examination was also conducted after couple of weeks. Hence there was no damage to the sanctity of the examination as immediate action was taken jointly by the Company and customer. However, some parties provoked candidates and continued to claim that the question paper was leaked and insisted customer to cancel the entire examination process. As few candidates continued to protest, the Govt of India directed the investigating authority to conduct an enquiry into the allegations. A PIL was also filed before the Hon’ble Court for cancellation of the examination process. However, the Hon’ble Court appointed a high level technical committee to conduct enquiry and submit a report to the Court.

A detailed report was submitted by the committee and investigating team before the Hon’ble Court, which held that there was no evidence to show that the examination process was tainted and hence the PIL stood dismissed. Accordingly, SSC released all the payments to Sify for the examination. In 2018, the investigating authority filed its final report stating that one of the candidate along with her husband engaged in malpractice with a sole intention to cancel the examinations uploaded few questions in the social media. There was no allegations against Sify or its employee. After 4 years, the investigating authority chose to file 3 additional supplementary chargesheet naming the company and one of its employee for not following the standard operating procedure. The Company believes that it had successfully delivered the examination in terms of RFP and the consideration was released by customer after receiving the report from the Committee.

The investigating agency choose to name the Company and one of its employees in the chargesheet filed before the CBI Court. Three CBI cases were listed for arguments on admission of charges.

(ii) The Department of Education, Bihar issued an order of blacklisting, after the Company had conducted several online examinations, alleging deficiency without taking into account the deficiency of the agency responsible for the questions, SCERT. A representation was made by the Company along with all the required documents seeking revocation of the Order of blacklisting. While the Company’s representation for revocation of the order was pending for consideration, the Company was advised to file a petition before Hon’ble High Court, Patna. Accordingly, the petition filed by Sify to revoke the order of blacklisting was set-aside by Hon’ble Chief Justice of Patna High Court by its order dated April 16, 2025 on merits after hearing both the parties and in the same order the Patna High Court had remitted the matter back to the concerned authority for renewed consideration of the reasons provided by the Company. Subsequently, the Department of Education conducted a meeting on July 8, 2025 as per the direction of the Patna High Court and had issued an order on July 21, 2025 debarring the Company from participating in education tenders in Patna until March 31, 2026. The Company challenged the debarment order before the Patna High Court and on a hearing before the Patna High Court on October 8, 2025, both the Company and the Department of Education presented their arguments. On14.10.2025 the Patna High Court had passed orders dismissing the writ petition filed by the Company. The Company is in the process of finalizing its next course of action in consultation with its lawyers.

C) Others:

1)	The company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at September 30, 2025, the Company believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and results of operations.

2)	The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organisation (EPFO) claiming provident fund contribution aggregating to ₹ 6.4 million on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In February 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

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3)	During the financial year 2019-20, Directorate General of Goods and Services Tax Intelligence (DGGI) performed an inspection based on the analysis of service tax returns filed by the company in the past. The Company has been categorizing services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 161.8 million and the Interest & Penalty as applicable. The company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 64.6 million under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the Company has replied on the same. The matter is pending with the Adjudicating Authority. The company believes that no provision is required to be made against this demand. The amount of ₹ 64.6 million paid under protest is accounted as Balance with Service Tax authorities and disclosed under “Other assets” Note.10 to the Consolidated Financial Statements.

4)	Sri Devara Suri Appa Rao and four others have initiated a Writ Petition before the High Court of Andra Pradesh, Amaravati bench challenging the allotment of land measuring approximately 0.25 acres by the State Government of Andhra Pradesh in Sy No.134 of Paradesipalem village in favour of Sify Infinit Spaces Limited (SISL) by way of G.O.Ms.No.29 dated August 1, 2025 as illegal, arbitrary and violative of the petitioner's right. The Petitioners claim to be the legal heirs of the late Sri Devara Appaya who was granted patta on March 03,1905. In 2007, the Vishakapatanam Urban Development Authority attempted to take possession of the property by classifying the property as Banjar Dry (uncultivated land). The petitioner had filed a revision petition before the Director of Survey and Settlement Mangalagiri and such is pending adjudication.

18) Related parties

The following is a summary of significant transactions with related parties during the half year ended September 30, 2025 and September 30, 2024:

Transactions	Half year ended September 30, 2025	Half year ended September 30, 2024
Consultancy services received	-
Lease rentals paid (See notes below)	6	5
Amount of outstanding balances
Advance lease rentals and refundable deposits made (See note below)	7	6
Outstanding balances [(Payables)/receivables]	1

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Notes:

1)

During the year 2011-12, the Company entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.075 million  per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2024 with a rent of ₹ 0.131 million per month.

2)

During the year 2024-25, the Company also entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective July 1, 2024 on a rent of ₹ 0.108 million per month, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. The Company has paid refundable security deposit of ₹ 0.06 million.

3)	During the year 2011-12, the Company also entered into a lease agreement with M/s. Raju Vegesna Developers Private Limited, a Company in which Mr. Ananda Raju Vegesna, Executive Director of the Company and Mr. Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.03 million per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2024 on a rent of ₹ 0.052 million per month.

4)

During the year 2010-11, the Company entered into a lease agreement with Ms. Radhika Vegesna, daughter of Mr. Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 0.3 million per month and payment of refundable security deposit of ₹ 2.6 million. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective June 1, 2019 on a rent of ₹ 0.556 million  per month and payment of additional refundable security deposit of ₹ 3 million. Subsequently on account of expiry of the terms of contract, the company renewed for a period of three years effective June 1, 2022 on a rent of ₹ 0.6394 million per month with an escalation of 15% on the last paid rent after the end of every three years. This arrangement will automatically be renewed for a further period of one blocks of three years with all the terms remaining unchanged.

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19.	Financial Instruments

Financial instruments by category:

The carrying value and fair value of financial instruments by each category as at September 30, 2025 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	6	4,149			4,149	4,149
Other assets		1,217			1,217	1,217
Trade receivables	8A	12,006			12,006	12,006
Other receivables	8A	310			310	310
Other investments		419		911	1,330	1,330
Liabilities
Bank overdraft	6	69			69	69
Lease liabilities	7B	3,909			3,909	3,909
Other liabilities		16			16	16
Borrowings from banks		17,634			17,634	17,634
Borrowings from others		8,200			8,200	8,200
Trade and other payables		14,078			14,078	14,078
6% Compulsorily Convertible Debentures		6,149			6,149	6,149
8.95% Non-Convertible Debentures		2,500			2,500	2,500

The carrying value and fair value of financial instruments by each category as of March 31, 2025 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	6	6,758			6,758	6,758
Other assets		2,393			2,393	2,393
Trade receivables	8A	10,892			10,892	10,892
Other receivables	8A	316			316	316
Other investments		404		826	1,230	1,230
Liabilities
Bank overdraft	6	326			326	326
Lease liabilities	7B	3,810			3,810	3,810
Other liabilities		16			16	16
Borrowings from banks		23,424			23,424	23,424
Borrowings from others		3,190			3,190	3,190
Trade and other payables		14,326			14,326	14,326
6% Compulsorily Convertible Debentures		6,260			6,260	6,260
8.95% Non - Convertible Debentures		2,500			2,500	2,500

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Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as at September 30, 2025			Fair value as at March 31, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	3	-	-	8

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

•	Level 3 – unobservable inputs for the asset or liability

o	Loss on cross currency swaps are valued using present value of cash flows from the swap contract estimated using swap rates calculated from respective countries’ yield curves.

20.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board of Directors have established a risk management policy to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Group’s activities. The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the risk management framework. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The Group is not exposed to concentration of credit risk to any one single customer since the services are provided to and products are sold to customers who are spread over a vast spectrum. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.

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Cash and cash equivalents and other investments

In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium-term deposits placed with public-sector banks, and also to investments made in mutual funds.

Guarantees

The Group’s policy is to provide financial guarantees only to subsidiaries.

The Chief Financial Officer is responsible for monitoring the counterparty credit risk and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.

Liquidity risks: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically, the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of negotiating additional facilities with Banks for funding its requirements.

Market risk: Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus, the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. The Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period

•	Estimating the net-exposure in foreign currency, in terms of timing and amount

•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.

•	Carrying out a variance analysis between estimate and actual on an ongoing basis and taking stop-loss action when the adverse movements breach the 5% barrier of deviation, subject to review by Audit Committee.

21.	Group entities

The following are the entities that comprise the Group as at September 30, 2025 and March 31, 2025:

Particulars	Country of incorporation	% of Ownership interest
Significant subsidiaries		September 30, 2025	March 31, 2025
Sify Technologies (Singapore) Private Limited	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100
Sify Data and Managed Services Limited	India	100	100
Sify Infinit Spaces Limited	India	100	100
Sify Digital Services Limited	India	100	100
SKVR Software Solution Private Limited	India	100	100

Trust controlled by KMP:
Raju Vegesna Foundation	India

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Item 2. Information on the Company

Company Overview

We are an integrated information and communication technology (ICT) solutions and services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common network infrastructure reaching more than 1700 cities and towns in India. This network also connects 77 Data Centers across India including Sify’s 14 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi, Bengaluru, Hyderabad, Kolkata and customer Data Centers.

Our mission is building a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will be the competitive advantage to our customers. Our 3 core values which are called ‘The Sify way’ are 1) Put customers’ needs first, 2) Be accountable, 3) Trust the team

Our primary geographic markets are India and the rest of the world. Our revenue is derived from services to enterprise customers, comprising Network services, Data Center services and Digital Services which represents our operating segments.

HISTORY AND DEVELOPMENT

We were incorporated on December 12, 1995 in Andhra Pradesh, India as Satyam Infoway Private Limited, a company under the Indian Companies Act of 1956 to develop and offer connectivity-based corporate services in India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited, an Indian information technology services company traded on the New York Stock Exchange and the principal Indian Stock Exchanges. The registered office of the Company was shifted to Chennai, Tamil Nadu on April 1, 2003. We changed our name from Satyam Infoway Limited to Sify Limited in January 2003 and from Sify Limited to Sify Technologies Limited in October 2007.

We completed our initial public offering of American Depositary Shares (“ADSs”) in the United States in October 1999. We listed our ADSs on the NASDAQ Global Market on October 19, 1999. In February 2000, we completed a secondary offering of ADSs in the United States.

The address of our principal executive office is TIDEL Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113 India, and our telephone number is 91-44-2254-0770. Our agent for investors relations in the United States is Weber Shandwick, 909, 3rd Avenue, New York, NY 10022, United States, phone +1-212-546-8260. Our website address is www.sifytechnologies.com and the information contained in our website does not constitute a part of this Annual Report.

All of our publicly filed SEC reports are available at the SEC’s website, www.sec.gov, which contains all the public filings and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Investment Strategy

In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit.

FY 2022-2023

During the fiscal year ended March 31, 2023, SIFY made investments in (i) Chatter Inc amounting to ₹ 12.40 million (US$ 0.15 million) on June 29, 2022; (ii)VEH Srishti Energy Private Limited amounting to ₹ 375.30 million (US$ 4.56 million) on October 21, 2022; (iii) Aizen Corp (formerly known as Elevo Corporation) amounting to ₹ 142.80 million (US$ 1.74 million) on January 23, 2023; and (iv) Passerine Technologies Inc. amounting to ₹ 16.40 million (US$ 0.20 million) on March 3, 2023.

On March 22, 2023, SIFY acquired Patel Auto Engineering Company (India) Private Limited (“PAECIPL”) through a share purchase agreement, for consideration of ₹ 525 million (US$ 6.32 million) paid to shareholders of PAECIPL. SIFY also gave an intercorporate deposit of ₹ 85 million (US$ 1.02 million) to PAECIPL.PAECIPL has on its books only the land allocated by Maharashtra Industrial Development Corporation as of the date of acquisition. SIFY’s standalone financial statements will account for the leasehold rights of such land.

The Board of Directors of Sify Infinit Spaces Limited (”SISL”) has approved a scheme of amalgamation ('Scheme') for the merger with Print House (India) Private Limited (”PHIPL”). SISL submitted the Scheme to the Hon’ble National Company Law Tribunal (“NCLT”) with the appointed date as April 1, 2022. SISL has received approval for the said Scheme from the shareholders and unsecured creditors of the SISL at its meeting held on November 27, 2022 convened by NCLT, Chennai. Amalgamation order was received from NCLT on July 10, 2023, subsequent to which SISL has issued 0.0859762 equity shares for every 1 equity share held by the shareholders of PHIPL.

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FY 2023-2024

During the fiscal year ended March 31, 2024, SIFY made investments in (i) Aizen Corp (formerly known as Elevo Corporation) amounting to ₹ 16.03 million (approximately US$ 0.193 million) on April 10, 2023; (ii) Cloudfabrix Software Inc. amounting to ₹124.59 million (approximately US$ 1.5 million) on September22, 2023; and (iii) Sylvie Unlimited Inc. amounting to ₹ 12.51 million (approximately US$ 0.15 million) on October 12, 2023.

On July 20, 2023, SISL entered into a Debentures Subscription Agreement with Kotak Data CenterFund (“KDCF”) and KDCF invested ₹6,000 million (approximately US$ 72.23 million) in the form of compulsorily convertible debentures of SISL. SISL, which operates the Company’s data centers, used the proceeds from the issue of debentures for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of existing debt.

On September 1, 2023, SIFY acquired SKVR Software Solution Private Limited (“SKVR”), an IT & ITeS company, through a share purchase agreement. Pursuant to the share purchase agreement, shareholders of SKVR received ₹ 400 million with 51% and 49% of the purchase price paid by Sify Technologies Limited and SISL, respectively. SKVR holds 19,305 square meters of land allotted by the New Okhla Industrial Development Authority (“NOIDA”) for a period of 90 years beginning 2006.

On February 9, 2024, Scheme of Amalgamation of Patel Auto Engineering Company (India) Private Limited (“PAECIPL”) with SISL is filed with Hon'ble NCLT.

FY 2024-25:

The Company issued an aggregate of 190,268,698 equity shares and 59,730,265 ADSs (each representing one equity share) pursuant to the exercise of the rights offering, raising gross proceeds of approximately $ 30 million before expenses of the offering. Following the issuance of the new equity shares and ADSs, the Company had 433,331,423 equity shares including equity shares represented by ADSs which included 13,262,908 ADSs issued as part of an over-subscription right. The net proceeds of the rights offering are used for expansion of the business for developing Network Services, Data Center Services, Digital Services and for general corporate purposes.

On July 27, 2024, the scheme of amalgamation between PAECIPL and SISL was approved in a meeting by their Creditors, as per the order of Hon’ble NCLT. The scheme of amalgamation was approved by the Hon’ble NCLT on January 9, 2025.

On July 19, 2024, the Company received a letter from the Listing Qualifications Department of the NASDAQ indicating that, based upon the closing bid price of the Company’s ADSs for the last 31 consecutive business days, the Company did not meet the minimum bid price of $1.00 per share required for continued listing on The Nasdaq Capital Market. In order to regain compliance with the NASDAQ listing standard, on October 1, 2024, the Company announced a change in its ADS to equity shares ratio from the current ratio of (1) ADS representing one (1) equity share, to a new ratio, where one (1) ADS represents six (6) equity shares (the “ADS Ratio Change”). The ADS Ratio Change became effective on October 4, 2024. There was no change to the Company’s equity shares. Following the ratio change, the Company has regained compliance with the NASDAQ bid price requirement.

SISL raised ₹ 2,500 million through the issue of Non-Convertible Debentures, which were listed on the Bombay Stock Exchange (BSE) on October 4, 2024. SISL has complied with the requirements of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. The funds were utilised to repay the existing debt relating to specific Date Centers.

On October 31, 2024, Kamal Nath retired from his position as Chief Executive Officer (India Operations) of Sify Technologies Limited. Mr. Nath will continue to be a member of the Board of Directors of Sify Digital Services Limited.

On March 3, 2025, SIFY made an investment in Sunsure Solar Park Eighteen Pvt. Ltd amounting to ₹ 9.97 million (approximately US$ 0.12 million).

FY 2025-26:

During the half year ended Sep 30, 2025, SIFY made investments in (i) Murli Solar Energy Pvt.Ltd amounting to ₹ 13.91 million (approximately US$ 0.16 million) on April 21, 2025; and (ii) Sunsure Solar Park Eighteen Pvt. Ltd amounting to ₹ 89.77 million (approximately US$ 1.01 million) on May 09, 2025.

SISL publicly filed a draft red herring prospectus on October 17, 2025 with the Securities and Exchange Board of India, BSE Limited, and the National Stock Exchange of India Limited, in connection with its proposed initial public offering (the “IPO”) of SISL’s equity shares with face value ₹10 each (“Equity Shares”). The proposed IPO is expected to include a new issue of up to ₹25,000 million Equity Shares and an offering of up to ₹12,000 million previously issued Equity Shares. The IPO is subject to receipt of requisite regulatory approvals.

On September 25, 2025, SISL, STL and KSSF entered into a Waiver Cum Amendment Agreement to the KSSF DSA, pursuant to which: (i) the KSSF DSA’s provisions relating to KSSF’s CCD exit rights were amended to align with the structure of SISL’s proposed initial public offering and listing of its equity shares (the “IPO”); (ii) KSSF waived certain rights, including its preemptive rights for the issue of new securities (solely in relation to the shares issued as part of the IPO), its entitlement to provide input on SISL’s annual business plan, its rights under the KSSF DSA’s information covenants, its right to inspect SISL’s books and records, and its right to nominate an observer to SISL’s board of directors; and (iii) KSSF consented to SISL’s raising of capital by way of the IPO, aggregating up to INR 25,000 million (including a possible pre-offering placement of up to INR 5,000 million) and an offer for sale of equity shares by existing holders aggregating up to INR 12,000 million, as well as to related amendments to SISL’s Articles of Association and capital structure.

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On September 25, 2025, SISL, STL and KSSF entered into a Waiver Cum Amendment Agreement to the KSSF Put Option Agreement, pursuant to which: (i) the parties agreed to change the nomenclature of the KSSF Put Option Agreement (and all references therein) to the “Sale Right Agreement”; and (ii) STL’s obligation to purchase the Series 1 CCDs and Series 2 CCDs upon KSSF’s exercise of its put option was deleted, solely in relation to the IPO.

On September 25, 2025, SISL, STL and KDCF entered into a Waiver Cum Amendment Agreement to the KDCF DSA, pursuant to which: (i) the KDCF DSA’s provisions relating to KDCF’s CCD exit rights were amended to align with the structure of SISL’s proposed IPO; (ii) KDCF waived certain rights, including its preemptive rights for the issue of new securities (solely in relation to the shares issued as part of the IPO), its entitlement to provide input on SISL’s annual business plan, its rights under the KDCF DSA’s information covenants, its right to inspect SISL’s books and records, and its right to nominate an observer to SISL’s board of directors; and (iii) KDCF consented to SISL’s raising of capital by way of the IPO, aggregating up to INR 25,000 million (including a possible pre-offering placement of up to INR 5,000 million) and an offer for sale of equity shares by existing holders aggregating up to INR 12,000 million, as well as to related amendments to SISL’s Articles of Association and capital structure.

If SISL’s IPO proceeds and closes as contemplated, it is expected to constitute a “Qualified IPO,” as defined under the KSSF DSA, the KDCF DSA, and the Sale Right Agreement, each as amended. Pursuant to the “Qualified IPO,” all CCDs issued under the KSSF DSA and the KDCF DSA would be converted into Equity Shares and, consequently, result in the termination of the KSSF DSA, the KDCF DSA, and the KSSF Put Option Agreement.

BUSINESS OVERVIEW

Industry Overview

In today’s fast-paced digital landscape, Information and Communication Technology (ICT) services play a crucial role in driving digital transformation across various sectors. Organizations are increasingly leveraging these services to enhance operational efficiency, improve customer experiences, and foster innovation. ICT services enable digital transformation, emphasizing the opportunities they create, the demand for skilled manpower, the breadth of appropriate tools, and the importance of sound infrastructure.

The advent of ICT has unlocked numerous opportunities for businesses and institutions, allowing them to adapt and thrive in the digital age.

Key opportunities include:

Enhanced Efficiency: Automation of routine tasks through ICT services reduces manual intervention, leading to increased productivity. For instance, cloud computing enables organizations to streamline their operations and access resources on-demand, minimizing downtime and operational costs.

Improved Customer Engagement: Digital platforms facilitate real-time interaction with customers. Through social media, mobile applications, and chatbots, businesses can engage with their customers more effectively, tailoring their services to meet specific needs and preferences.

Data-Driven Decision Making: ICT services enable organizations to gather, analyze, and interpret vast amounts of data. This data-centric approach empowers businesses to make informed decisions, predict market trends, and personalize offerings, ultimately driving revenue growth.

Global Reach: With ICT services, companies can easily expand their operations beyond geographical boundaries. E-commerce platforms and digital marketing strategies allow businesses to reach a global audience, opening new markets and increasing their customer base.

Innovation and Agility: ICT fosters a culture of innovation by providing tools and platforms for rapid prototyping and agile development. Organizations can quickly adapt to changing market conditions, launching new products and services faster than ever before.

As organizations embark on their digital transformation journeys, the demand for skilled manpower has surged. The integration of ICT services requires professionals who can navigate the complexities of digital technologies.

This demand manifests in several ways:

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Specialized Skills: Professionals with expertise in areas such as cloud computing, data analytics, cybersecurity, and artificial intelligence are increasingly sought after. These skills are essential for implementing and managing ICT services that drive digital transformation.

 Continuous Learning: The rapid evolution of technology necessitates ongoing education and training. Organizations are investing in upskilling their workforce to keep pace with technological advancements and maintain a competitive edge.

Interdisciplinary Knowledge: The convergence of ICT with other fields, such as finance, healthcare, and education, calls for professionals who possess a blend of domain-specific knowledge and ICT skills. This interdisciplinary approach enhances problem-solving capabilities and fosters innovation.

Leadership and Change Management: As organizations adopt digital strategies, there is a growing need for leaders who can guide teams through the transformation process. Effective change management skills are crucial to address resistance and ensure successful adoption of new technologies.

Breadth of Appropriate Tools:

The digital transformation journey is heavily reliant on a diverse array of ICT tools that cater to different organizational needs. The breadth of these tools provides businesses with the flexibility to choose solutions that align with their specific goals.

Key categories of tools include:

Cloud Services: Cloud computing offers scalable infrastructure and services, enabling organizations to reduce costs and improve accessibility. Tools like Amazon Web Services (AWS) and Microsoft Azure allow businesses to deploy applications quickly and efficiently.

Collaboration Tools: Platforms such as Slack, Microsoft Teams, and Zoom facilitate remote work and enhance collaboration among teams. These tools enable seamless communication and project management, fostering a culture of teamwork regardless of physical location.

Data Analytics Platforms: Tools like Tableau, Power BI, and Google Analytics empower organizations to analyze data and gain actionable insights. This capability is vital for informed decision-making and optimizing business strategies.

Cybersecurity Solutions: As digital transformation increases exposure to cyber threats, robust cybersecurity tools are essential. Solutions such as firewalls, intrusion detection systems, and encryption software protect sensitive data and ensure compliance with regulations.

Customer Relationship Management (CRM) Systems: Platforms like Salesforce and HubSpot help organizations manage customer interactions effectively. These systems enable personalized marketing, sales tracking, and customer service enhancements.

Sound Infrastructure:

The backbone of successful digital transformation lies in a sound ICT infrastructure. Without a robust infrastructure, organizations may struggle to implement and leverage ICT services effectively.

Key components of a sound infrastructure include:

Network Reliability: A strong and reliable network is fundamental to ensuring uninterrupted access to ICT services. High-speed internet connectivity and resilient networking solutions are critical for seamless operations.

Data Storage Solutions: As data generation continues to rise, efficient data storage solutions are essential. Organizations need scalable storage options, such as cloud storage and data warehouses, to manage and analyze large volumes of data securely.

Integration Capabilities: Effective digital transformation often requires the integration of various ICT tools and platforms. A well-designed infrastructure should support interoperability between systems, enabling data sharing and streamlined processes.

Scalability: Organizations must invest in scalable infrastructure that can grow with their needs. This flexibility allows businesses to adapt to changes in demand and technological advancements without incurring significant costs.

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Security Measures: Robust security measures are crucial to protecting organizational data and maintaining customer trust. This includes implementing firewalls, encryption, and regular security audits to safeguard against potential breaches.

ICT services are integral to enabling digital transformation, presenting a multitude of opportunities for organizations to innovate and grow. However, the successful adoption of these services necessitates a skilled workforce, a diverse range of appropriate tools, and a sound infrastructure. As businesses continue to navigate the complexities of the digital landscape, investing in these areas will be crucial for achieving sustainable transformation and remaining competitive in the market. By embracing ICT services, organizations can unlock their full potential and pave the way for a more connected and efficient future.

Sify Business Model

Service Offerings

Our business segments are classified as

1)	Network Services

2)	Data Center Services

3)	Digital Services

1)	Network Services

We offer a range of managed services through a network that reaches more than 1,700 towns and cities in India, with over 4,100 points of presence (POPs). Our Global Network Operations Center has over 500 associates managing network and network devices of various customers across the globe. Our network extends across the globe with 7 International POPs and seamless Network to Network Interconnection with multiple global network providers. We have an open cable landing station in India which lands two of the cable systems that come into India.

Our network is built with a combination of leased capacities, leased fiber and owned fiber. Our strength has been (i) delivering services via wireless last mile, which helps our strategy of hyper reach and (ii) our investments in building fiber network in major cities which helps us have hyper scale network delivered to our clients. Our lease capacities from multiple telco operators and build redundancies relevant to our architecture. We are carrier agnostic. The prices of network capacities that we procure has been relatively stable over the years. We have our network spread across 1,700+ towns and cities and between them have more than 125,000+ enterprise end points, which is managed by our associates and in certain cases through our field partners who troubleshoot and resolve tickets. Our rental of network nodes is a combination of full lease and colocation basis, which enables optimum operating costs for our network. The major cost for our Network operations center which delivers managed services to our clients is employee costs.

The focus of the Network Services is on the following lines:-

▪	India Network Business – Catering to the growing data communication needs of enterprises in India that demand agility and security, we offer Internet,MPLS and other infra services to enterprise and hyperscale customers.

▪	Global Network Business – Catering primarily to international carriers wanting to access Indian markets for Dedicated Internet Access and India in MPLS, Layer 1/Layer 2.

▪	Wholesale Voice – Addressing the ‘India termination’ using ILDO licence and Hubbing services for termination outside India.

▪	Retail Voice – The Company offers services in the retail voice market in partnership with international players.

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The following range of services are offered as part our network services portfolio:

WAN Portfolio

•	SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad.

•	ExpressConnect(TM), which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

•	PartnerConnect(TM) is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.

•	Data Center/Cloud Interconnect portfolio

o	Data Center Interconnect provides access to 77 major data centers across the country with Data center to Data center connectivity over Ethernet, Fiber Channel, SDH or IP/VPN.

o	GlobalCloudConnect provides seamless connectivity to global cloud service providers and multiple direct interconnects to Cloud Service Providers in India, such as Amazon web services (AWS), Microsoft Azure and Google Cloud Interconnect.

o	Oracle FastConnect provides access to Oracle Cloud region across the globe leveraging Sify’s GlobalCloudConnect,(GCC) and Interconnection in major data centers. Sify’s GCC interconnects with Oracle cloud infrastructure ensuring fast and reliable access to the cloud region.

o	AMS-IX is private internet exchange set up in Mumbai in partnership with Amsterdam Internet Exchange (AMS-IX) by which we offer services of private peering for the content providers and the private ISPs.

o	CleanConnect(TM) provides managed and secured internet connectivity to customers.

o	RoamConnect(TM), is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. Roam Connect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers.

o	SiteConnect (TM) which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

o	GlobalSite Connect(TM), an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers

In the past, we focused on scaling of our existing network services portfolio with investments in infrastructure to reach more cities on fiber and adding capacities wherever there is market demand.

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2)	Data Center Services

Our Data Centers are designed to be reliable, secure and scalable to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and rent ‘secure cages’ at the hosting facility in accordance with their application requirements. We also offer a wide variety of managed data center services, such as storage and back-up management, performance monitoring and infrastructure monitoring and management, network availability, server load balancing, managed shared firewall, Web server log reporting and remote hands and smart hands services. Our Data Center in Rabale also hosts our private internet exchange AMS-IX.

We pioneered the Data Center business in India with the first commercial Data Center in Vashi in the year 2000. Today, we offer a combined IT power of close to 200 MW across our 14 Data Centers, located in all the major business districts. We believe Sify Data Centers have distinguishing features that help customers to stay ahead of the competition. Apart from all of them being concurrently maintainable, the Rabale campus comes with an on-premise substation and the Noida Data Center is amongst the few green Data Centers available in India. Our Data Centers are built as per the 5th generation Sify Data Center Architecture (SDA) and operate on an ITIL-based service delivery framework. These Data Centers have highly scalable IT infrastructure with mature operational processes, strong vendor relationships, and provide industry standard IT support functions. All our Data Centers follow professional standards of ISO 9001 for quality, ISO 27001 for information security and ISO 20000 for service delivery. The Company is also investing in Edge DCs in select cities based on customer requirements.

Power is the major source of input for our Data Center operations. We source power from state electricity boards for our Data Centers. We are conscious of our dependencies on a continuous power supply and the ensuing carbon footprint. And hence we have also invested in renewable sources of power.

3)

Digital Services

We re-organised our offerings under Digital Services Segment to provide better strategic directions on decision making, funding and operations. These are also in line with the market demands of customers where products from our digital services portfolio are often bundled together to provide a seamless digital transformation experience for our customers.

Network Managed Services: We manage customers using our network and third-party network.

Network Operations Center (NOC) services offer full network, device and performance monitoring across network infrastructure and providers. We offer these services to customers as Shared NOC, Dedicated NOC and Hybrid NOC.

DDoS Protect services offer corporate customers protection from DDoS attack.

Managed SDWAN has features such as intelligent routing, faster troubleshooting, zero-touch provisioning, providing application-level visibility, security, network management and performance management. Managed SDWAN is a transformational approach to design enterprise WANs to simplify deployment and management of the network.

Edge Connect (Managed WLAN) provides Managed Wi-Fi solutions offering connect devices to the network of the customer and the internet at customer locations.

Internet of Things (IoT) services leverages our network, cloud, applications and network integration capabilities to deliver turnkey solutions to our customers ranging from employee/vehicle tracking to smart metering, smart energy monitoring. There are off the shelf solutions and customized solutions to solve customer problems.

Enterprise Cloud services: We offer ready-to-use compute instances on a robust, dedicated, on-demand and scalable platform to host applications and including the workloads of AI/ML, big data, core business-critical solutions, and DR needs on a pay-per-use basis. Managed by Sify’s 24×7-available cloud experts and intelligent, state-of-the-art management platform, hyperscale public-cloud-adjacent data centers, network, and security services, we help organizations to fast track their cloud adoption journey from hosted to hybrid to public cloud integrated solution at scale. Under this service, we offer Compute-as-a-Service, Storage-as-a-Service, Network-as-a-Service, Security-as-a-Service, Platform-as-a-Service, Backup-as-a-Service, Desktop-as-a-Service and DR-as-a-Service. We also offer advisory and migration services for our customers.

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Cloud and Managed Services

Our Remote and Onsite Infrastructure Managed services provide continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally. We offer hyperscale partner Cloud services, Multi-cloud management services, CDN Services and hybrid cloud management security services.

Security Services: Our Managed Security Services are enabled with Sify’s security experts using latest tools and technologies to monitor customer’s infrastructure and network every minute of every day. They monitor all events, provide proactive and real-time attack mitigation. The services are based on the Sify Cyber Threat Intelligence Framework, which is a set of comprehensive services and best practices developed over the past decade. We also offer digital signature services. Our associates are major source of input for the services provided in addition to the infrastructure that is built. Most of our associates have to carry additional certifications or skillsets to offer managed services for our customers. We also offer turnkey solutions to clients who are new to both technology and technology refreshes. We do this by leveraging our home-grown expertise in design, implementation and maintenance to deliver end-to-end managed IT services across data centers, network and security.

Sify Application Services:

Our applications integration services were built to leverage on our network, cloud, security capabilities and integrator strengths that would help us offer applications that were developed in house and manage industry standard applications. Our offerings are:

•	Talent Management

Our in-house application through which we offer solutions such as online examination services, online registration services and student lifecycle management services to our customers.

•	Supply Chain Management

Forum NXT offers tools to effectively manage front-end supply chain of our customers. It offers an integrated inventory system software and financial accounting systems that can be used by all stakeholders in the distribution network of customers. Forum NXT automates salesforce operations with inventory management mobile app for order tracking, market surveys, and more.

•	eLearning

Our eLearning services create immersive and engaging learning experiences with new technology and interactive learning. Our innovative eLearning technologies and courseware solutions leverages the power of the web, mobile and the cloud. We offer custom solutions to customer to develop their courses using modern technologies like Virtual Reality, Game based Learning and Interactive 3D learning in addition to more traditional methods of instructor led training and developing video-based learning modules for our customers.

•	Full Stack observability and Digital Asset management Services

Enterprise Application services: We offer wide range of services across industry application as below:

SAP Services

We offer a range of support services, and our experts help with everything from SAP implementation and maintenance to SAP GST ready, SAP Basis and SAP HANA cloud hosting to system improvements and innovation strategies. With our vast experience across geographies and industries, we have the right people, practices, and solutions to help organizations generate the greatest return on their SAP investments and build a transparent business.

Microsoft Services

We offer support and implementation services for Microsoft Office 365, Azure cloud solutions and SQL enterprise grid.

Oracle Services

We help customers deploy their Oracle applications and business critical infrastructure – migrate, integrate and upgrade - either in their Data Center or enabling them to deploy over the Cloud. We help organizations of all sizes to deploy, migrate, integrate, develop, enhance, optimize, monitor and manage Oracle software, platforms, and infrastructure.

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Strategy

Our foremost objective is to enable the digital transformation for our customers and equip them with the necessary tools, infrastructure and connectivity for such. In doing so, we seek to deliver value to all our stakeholders; be they employees, suppliers, environment, shareholders and the society at large.

In year 2025, our strategy was enhanced to advance the portfolio of services around “digital@core” to “AI@core”. AI is redefining the landscape of our current capabilities, enabling us to deliver advanced solutions that support our customers in accelerating their digital transformation journeys. Building on the foundation of our cloud-centric approach—where we successfully facilitated cloud migration, adoption, and scalable infrastructure—we are now expanding our strategy to integrate AI across our offerings. This evolution allows us to transform not only IT infrastructure but also applications and business processes, delivering greater value and impact. Our previous investments have laid a strong foundation, and we will continue to invest in expanding our capabilities and resources. At the same time, we are enhancing our internal operations through automation technologies to drive efficiency and innovation. Our AI-augmented solutions are being productized to meet the evolving needs of both domestic and global markets, aligning with the broader industry shift towards intelligent and automated digital ecosystems.

Key highlights of our strategy execution during fiscal year 2025 are as follows:

1. Continued Investments in Future-Ready Infrastructure and Technologies

We are actively expanding our hyperscale network footprint with deployments underway and augmenting of our core networks in the major cities. To address the rising network demand in Tier-2 cities—driven by deeper mobile penetration and the need for lower-latency access—we have initiated the development of Edge Data Centers (Edge DCs) closer to end users.

Our investment in Data Center capacity also continued this year, with total capacity now close to 200 MW. In alignment with our ESG commitments, we have signed long-term power purchase agreements for renewable energy, of which 99 MW was operational as of September 30, 2025. Looking ahead, we plan to construct additional Data Center facilities on greenfield sites, subject to evolving market demand.

2. Driving Scale Through Standardized Solutions

We have made significant progress in standardizing our solution portfolio, enabling us to serve a broader customer base with greater consistency and efficiency. This has enhanced our ability to deliver integrated solutions involving multiple service components, while also improving the overall customer experience. To further strengthen our offering, we have built a marketplace for all our services. This elastic platform enables the commoditizing of our services and customers can enable any of our services with minimum human intervention.

3. Advancing Automation and Intelligence Through Technology Investments

We are continuously investing in advanced tools and technologies to automate business processes across functions. These investments are focused on streamlining operations, enhancing customer engagement, and leveraging analytics derived from large volumes of data. Our goal is to optimize business performance while enabling more intelligent, data-driven decision-making across the organization.

4. To reskill our employees

We have invested in reskilling of our employees through our Learning and Development (L&D) programs. The training enablement is done through various modes like ILT, VLT, eLearning and Webinars. Around 4,350 associates have taken advantage of the eLearning platforms of Sify L&D. Around 297 (211 courses + 86 assessments) learning solutions have been internally created and 35,885 courses in Percipio (online third-party portal collaboration with our company) amounting to an aggregate duration of more than 118,157 hours including compliance and induction.

In line with specific business needs, certification programs are organized with a twin objective of meeting business goals and providing associates with an opportunity to strengthen their conceptual, functional and technical expertise.

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Corporate Customers

Our customers from India are spread across industries and range in sizes from Large Corporations to Small and Medium Businesses (SMB). We have customers across verticals like Banking Financial Services and Insurance (BFSI), Manufacturing, Retail and Distribution (MRD), Pharmaceuticals, Media, Printing and Publishing, Information Technology Enabled Services (ITES), Telecommunication, Power, Public Sector Units and Governments. We have more than 10000+ customers to date. We also have our wholesale businesses with fellow carriers for data, voice and data center services.

Customer Service and Technical Support

We have a single window help desk for all our customers across different service lines. This helps our customers reach the right technical support and get issues resolved on an accelerated basis. We support multiple modes like telephone, email and WhatsApp from our clients and support for enterprises services is 24x7.

Sales and Marketing

Our sales and marketing functions are structured based on geographies to cater to the needs of respective markets. We have sales and marketing teams in India, Singapore, United Kingdom and the United States. The Indian sales force is further divided into regions such as North, East, West, South and also based on the customer segment such as the Digital Sales Team and Wholesale. The Singapore team is responsible for rest of Asia Pacific, the United Kingdom team is responsible for Europe market and the United States team is responsible for coverage in North America.

Technology and Network Infrastructure

Geographic coverage:

Our network today reaches more than 1700 towns and cities and among them have more than 125,000+ links. This network is completely owned giving us complete control over its technology, traffic and speed. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a star and meshed topology architecture thereby building in redundancy at every point and translating into minimum downtime for customers.

Today we offer the following services to our enterprise and consumer customers using our network.

•	Internet access services,
•	IP/ MPLS Virtual private networks
•	SD WAN services
•	Cloud Interconnect
•	Internet based Voice services
•	Layer 1 / Layer 2 networks
•	Data center / cloud interconnections

Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our Company. The last mile connecting to the customer can be a leased line, ISDN or point-to-multipoint radio link that we have licensed from the Wireless Planning Commission. We also use certain frequency radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

Network Architecture

We ensure network reliability through several methods and have invested in proven technologies. We use routers to route traffic between nodes interconnected using a high-speed interface. Most of our applications and network verification servers are manufactured by market leaders in telecom equipment.

The primary nodes on the backbone network are connected by multiple high-speed fiber optic lines that we lease from long distance operators. The secondary nodes are connected by lower speed leased lines. A number of nodes are accessible from at least two other nodes, if not, by two long distance operators, allowing us to reroute traffic in the event of failure on one route. We reduce our exposure to failures on the local loop by usually locating our points of presence within range of service providers switching equipment and purchasing connectivity from multiple providers. To further maximize our network uptime, we are almost completely connected on fiber optic cables to the switching points of our service providers from our POPs.

In addition to a fundamental emphasis on reliability and security, our network design philosophy has focused on compatibility, interoperability, scalability and quality of service. We use Internet protocol with Multi-Protocol Label Switching, or MPLS, to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture.

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Network Operations Center:  We maintain a network operation center located in Chennai (Madras) and a backup facility in Mumbai (Bombay) and Hyderabad. The Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable network. These operation centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

Data Center Infrastructure. We operate 14 concurrently maintainable Internet Data Centers, of which seven are located in Mumbai and two are located in Noida (UP) and Chennai and one each at Bangalore, Hyderabad and Kolkata. We offer managed hosting, security and infrastructure managed services from these facilities. These Data Centers are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centers.

Competition

The market we operate in is extremely competitive as the technology landscape is rapidly changing. While we compete with large incumbent players, we also face competition from smaller niche technology companies. We go through the process of Request for Proposals (RFP) from customers. Our ability to operate across the spectrum of ICT has enabled us to win many customers for ala carte integrated solutions. We foresee competition to further intensify with the digital revolutions giving rise to many smaller companies and also due to the trend of insourcing technology services by our customers.

Given our wide range of services, our competition is also extensive and varied. As the markets in India for corporate network/data services, Internet access services and online content expand, we will continue to see the entry of newer competitors and those with greater resources.

Individually, we expect to see competition intensify from established players like Reliance Jio, TATA Communications and Bharti for telecom services, Ctrl S, STT, Nxtra and Net Magic for Data Centers, proprietary leaders like IBM and localized players like Ramco for Cloud services, traditional software majors like Infosys, HP, Wipro and TCS for Applications Integration services.

Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

(₹ in million, except share data and where otherwise stated)

The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in our Annual report captioned “Risk Factors.”

Overview

We are among the largest integrated information communications technology (or ICT) Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1700 cities and towns in India. This network also connects 77 Data Centers across India including Sify’s 14 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi, Kolkata, Hyderabad and Bengaluru.

Our mission is building a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will be the competitive advantage to our customers. Our 3 core values which is called ‘The Sify way’ are 1) Put customers’ needs first, 2) Be accountable, 3) Trust the team

Our primary geographic markets is India. Our revenue is derived from services to enterprise customers, comprising Network services, Data Center services, Cloud and Managed services and Applications Integration services.

We were incorporated on December 12, 1995 in Andhra Pradesh, India as Satyam Infoway Private Limited, a Company under the Indian Companies Act, 1956 to develop and offer connectivity-based corporate services in India. We completed our initial public offering of ADSs in the United States in October 1999. We listed our ADS on the NASDAQ Global Market on October 19, 1999. In February 2000, we completed our secondary offering of ADSs in the United States.

Digital revolution is driving our customers and prospective customers to transformation in every aspect of their businesses, which would include the entire spectrum of ICT from network, storage, virtualization, network integration, analytics and applications on the cloud. We aim to keep our customers ahead in this journey of digital future with our innovative products and solutions.

Our strategy was enhanced to advance the portfolio of services around “digital@core” to “AI@core”. AI is redefining the landscape of our current capabilities, enabling us to deliver advanced solutions that support our customers in accelerating their digital transformation journeys. Building on the foundation of our cloud-centric approach—where we successfully facilitated cloud migration, adoption, and scalable infrastructure—we are now expanding our strategy to integrate AI across our offerings.

Revenues

Network Services

These primarily include revenue from providing network infra such as NLD/ILD services, IPVPN services, Internet connectivity and last mile connectivity and from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service and capacity provided, scope of the engagement and the Service Level Agreement, or SLA.

We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network.

The Company offers services in the retail voice market in partnership with Skype Communications, S.a.r.l. The Company realizes revenue from the sale of voice credits and subscriptions of Skype.

Data Center Services

Revenue from Data Center services includes revenue from co-location of space and racks on usage of power by these racks. The contracts are mainly fixed rate for a period of time based on the space or the racks used, and usage revenue is based on consumption of power by the customers.

Digital Services

Revenue from Digital Services are primarily from Network Managed services, Enterprise Cloud services, Managed Services, Security Services and Application services. The revenues from Network Managed services, Enterprise Cloud services and Managed Services are primarily fixed in nature and for a period of time. Revenues from Security Services and Application services comprise of value-added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on a time and material basis (T&M). Turnkey projects like DC build, SoC/NoC build etc is recognised based on completion of projects and could also be based on T & M.

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Expenses

Cost of Sales

Network Services

Cost of Sales for the corporate network/data services division consists of telecommunications costs necessary to provide services and cost of goods in respect of communication hardware and security services sold, commission paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from telcos and are required for access to the Internet, providing leased lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards annual maintenance contract and the cost of installation in connectivity business. In addition, the Government of India levies an annual license fee of 8% of the adjusted gross revenue generated from IP-VPN services and Voice services under the Unified license.

Data Center Services

Cost of Sales rendered for the Data Center services consists of cost of electrical power consumed and any other direct cost incurred to provide services.

Digital Services

Cost of sales for the Network Managed Services, Enterprise Cloud Services, Managed services and Security Services consists of cost of licenses in providing services, cost of billable resources in case of Infrastructure Managed services, third party professionals engaged in providing services, associate costs of the delivery teams, hardware and software supplied in case of turnkey projects and cost of operations of build-operate-transfer (BOT) projects.

Cost of sales for Application Services consists of professional charges payable to domain specialists and subject matter experts, cost of billable associates of e-learning business, cost of operating in third party facility for online assessment including invigilator costs and cost of procuring and managing content for the websites, cost of digital certificates and platform usage and other direct costs for the revenue streams.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

Depreciation and amortization

We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from 3-8 years and, in the case of buildings, 28 years. System Software is amortised over a period of 1-3 years, Undersea cable capacity is amortised over a period of 12 years and other intangible assets with finite lives are amortised over 3-5 years.

Impairment

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination. Corporate assets for the purpose of impairment testing are allocated to the cash generating units on a reasonable and consistent basis.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

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Inventories

Inventories comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out principle) and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Deferred tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred Tax assets in respect of deductible temporary differences are recognised only to the extent of deferred tax liabilities on taxable temporary differences. MAT credit entitlement has been recognised as a deferred tax asset.

Deferred tax arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management's intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group's books as the tax liability is not with the group.

Stock compensation expense

Our ASOP 2014 was adopted at the Eighteenth Annual General Meeting held on July 28, 2014, which reserved for issuance a total of 25 million equity shares and/or ADS [and was terminated by its terms on January 20, 2025 so that no new awards may be issued under it]. As of September 30, 2025, we had an aggregate outstanding of 0.56 million options under our ASOP with a weighted average exercise price equal to approximately ₹ 72.86 ($0.82) per equity share. Unamortized stock compensation expense as of September 30, 2025 on these options is ₹ 0.20 million ($ 0.002 million). Associate Stock Option Plan - 2024 (“ASOP 2024”) was approved by the members in the Annual General Meeting held on July 3, 2024, to create, offer, issue and allot share-based options under the ASOP 2024, up to 25 million new equity shares and/or ADSs. We have not yet issued any stock options to eligible associates of the Company under ASOP 2024.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Quarter ended September 30,		Half year ended September 30,
	2025	2024	2025	2024
	%	%	%	%
Revenues	100	100	100	100
Cost of sales	(60)	(62)	(61)	(63)
Other operating income	1	1	1	1
Selling, general and administrative expenses	(18)	(19)	(18)	(18)
Depreciation and amortization expenses	(16)	(13)	(16)	(13)
Operating Profit	7	7	6	7
Investment income	*	*	*	*
Impairment loss on Investment	*	-	*	-
Profit before financing and income taxes	7	7	6	7
Finance Income	-	-	*	*

Interest expense on borrowings	(8)	(5)	(7)	(6)
Interest expenses on pension liabilities	*	*	*	*
Interest expenses on lease liabilities	(1)	(1)	(1)	*
Net finance income/(expense)	(9)	(6)	(8)	(6)
Profit / (Loss) before tax	(2)	1	(2)	1
Income tax benefit / (expense)	(1)	*	(1)	*
Net Profit / (Loss) for the Quarter/Half year	(3)	1	(3)	*

*	Represents less than 1%

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Results of quarter ended September 30, 2025 compared to quarter ended September 30, 2024

The growth in our revenues for the quarter ended September 30, 2025 and quarter ended September 30, 2024 is given below:

	Quarter ended September 30, 2025	Quarter ended September 30, 2024	Change	% Change
Revenues	10,533	10,275	258	3%

We achieved revenue of ₹ 10,533 million ($ 118.63 million), an increase of ₹ 258 million ($ 2.91million) over the same quarter previous year. The increase is primarily contributed by revenue from Data Center Services and Network Services.

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue
	Quarter ended September 2025	Quarter ended September 2024	Quarter ended September 2025	Quarter ended September 2024	Growth
Network Services	4,280	3,679	41%	36%	16%
Data Center Services	4,150	3,334	39%	32%	24%
Digital Services	2,103	3,262	20%	32%	(36%)
Total	10,533	10,275	100%	100%	3%

Revenue from Network service increased by ₹601 million ($6.77 million) due to (i) an increase in revenue of ₹ 379 million ($ 4.27 million) from Connectivity services, (ii) an increase in Voice Revenue of ₹ 222 million ($ 2.50 million) attributable to increase in ILD & Hubbing Business by ₹ 252 million ($2.84 million) and decrease in Enterprise and Retail Voice Revenue by ₹ 30 million ($ 0.34 million).

Revenue from Data Center Services has increased by ₹ 816 million ($9.19 million) on account of new contracts and higher capacity utilisation by existing customers.

Revenue from Digital Services has decreased by ₹1,159 million ($13.05 million) primarily due to (i) a decrease in Network Managed Service by ₹ 807 million ($ 9.09 million), (ii) a decrease in revenue from Cloud and Managed Services by ₹ 95 million ($1.07 million), and (iii) a decrease in revenue from Applications Integration Services by ₹ 322 million ($ 3.63 million) which is partially offset by (iv) increase in Security and Managed Services by ₹ 65 million ($ 0.73 million).

Other Operating income

The change in other operating income is as follows:

	Quarter ended September 30, 2025	Quarter ended September 30, 2024	Change	% Change
Other Operating Income	81	135	(54)	(40)%

Other Operating income has decreased by ₹ 54 million ($0.61 million).

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Investment income

The change in Investment income is as follows:

	Quarter ended September 30, 2025	Quarter ended September 30, 2024	Change	% Change
Investment Income	16	2	14	700%

Investment income has increased by ₹ 14 million ($0.16 million).

Impairment loss on Investment

The change in Impairment loss on Investment is as follows:

	Quarter ended September 30, 2025	Quarter ended September 30, 2024	Change	% Change
Impairment loss on Investment	(4)	-	(4)	100%

Impairment loss on Investment has increased by ₹ 4 million ($0.04 million).

Cost of sales

Our cost of sales rendered is set forth in the following table:

	Quarter ended September 30, 2025	Quarter ended September 30, 2024	Change	% Change
Network services	2,844	2,518	326	13%
Data Center Services	1,668	1,451	217	15%
Digital Services	1,782	2,393	(611)	(26)%
Total	6,294	6,362	(68)	(1)%

The cost of sales decreased by 1% on overall basis, the movement in Cost of Sales is explained in detail below:

	Quarter ended September 30, 2025	Quarter ended September 30, 2024	Change	% Change
Network Costs	2,287	2,060	227	11%
Revenue share	288	252	36	14%
Cost of Hardware / Software	910	1,712	(802)	(47)%
Power costs	1,558	1,347	211	16%
Direct Resources costs	742	508	234	46%
Other direct costs	509	483	26	5%
Total	6,294	6,362	(68)	(1)%

Network cost comprises cost of bandwidth leased out from telcos, Inter-connect charges and IP termination costs payable to carriers. Bandwidth cost decreased by ₹ 43 million ($ 0.49 million) and IP termination costs increased by ₹ 270 million ($3.04 million) on account of increase in minutes thus caused a net increase of ₹ 227 million ($ 2.55 million).

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Revenue share cost comprises of revenue share payable to DOT on ILD, NLD and other services. Cost Increase is on account of increase in Revenue.

The decrease in cost of hardware and software expenses is on account of decrease in revenue from Digital Services..

Power costs comprise of electricity cost incurred in our data center. Power cost increased by ₹ 211 million ($ 2.38 million) due to increase in occupancy of newly commissioned Data Centers and due to increase in consumption in existing Data Centers.

Direct resources costs are comprised of (i) the cost of resources deployed on the network infrastructure delivery (ii) resources involved in delivery of application services (iii) cost of billable resources associated with the eLearning and infrastructure managed services. These resource costs increased by ₹ 234 million ($ 2.64 million).

Other direct costs are comprised of link implementation and maintenance charges for the Network services, onetime costs for data center services for on boarding new customers, platform costs for Cloud storage, direct cost of application services, digital certificate platform costs, content costs, delivery costs of application services, subject matter experts for international business. The increase in other direct costs is ₹ 26 million ($ 0.29 million).

Selling, General and Administrative expenses

Selling, general and administrative expenses of the Company are set forth as follows:

	Quarter ended September 30, 2025	Quarter ended September 30, 2024	Change	Change (%)
Operating Expenses	753	485	268	55%
Selling & Marketing Expenses	33	42	(9)	(21)%
Associate Expenses	745	931	(186)	(20)%
Other Indirect Expenses	315	368	(53)	(14)%
Provision for doubtful debts and advances	25	115	(90)	(78)%
Forex (gain) / loss	-	4	(4)	(100)%
Total	1,871	1,945	(74)	(4)%

Operating expenses includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating expenses increased on account of increase in repairs and maintenance and network operating cost.

Selling and Marketing expenses consist of, selling commission payable to sales partners, discounts given to customers, incentive payable to salesmen and marketing and promotion costs. Selling & Marketing cost marginally decreased by ₹ 9 million ($ 0.10 million).

Associate expenses, consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses have decreased by ₹ 186 million ($ 2.09 million) during the quarter compared to same quarter previous year.

Other Indirect expense consist of cost of facilities, electricity charges incurred on facilities, travel cost, legal charges, professional charges, communication and others. There was an decrease in Indirect Expenses during the quarter compared to same quarter previous year.

Provision for Doubtful debts consists of the charge on account of the provisions created during the quarter against doubtful debtors. The decrease in Provision for Doubtful debts was on account of better collection from debtors.

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Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	Quarter ended September 30, 2025	Quarter ended September 30, 2024	Change	% Change
Depreciation and amortization	1,740	1,323	417	32%
As a percentage of carrying value	4%	3%

The increase in depreciation is primarily on account of capitalisation of fixed assets during the quarter.

Operating Profit

	Quarter ended September 30, 2025	Quarter ended September 30, 2024	Change	% Change
Operating profit	709	780	(71)	(9)%
As a percentage of revenue	7%	7%

Operating profit decreased by 9% over the same quarter of the previous year due to an increase in depreciation.

Finance income/expense

	Quarter ended September 30, 2025	Quarter ended September 30, 2024	Change	% Change
Finance Income	-	-
Finance expense	915	642	273	43%
Net finance expense	915	642	273	43%

Finance expense: The finance expenses is increased by ₹ 273 Million ($ 3.07 Million) the increase is primarily on account of increase in interest on borrowings by₹ 270 Million ($ 3.04 Million), interest on lease liability by ₹ 3 Million ($ 0.03 Million).

Earnings before Interest, Tax, Depreciation and Amortization (EBITDA) and Net Profit / (Loss)

	Quarter ended September 30, 2025	Quarter ended September 30, 2024	Change	% Change
Net Profit / (Loss)	(275)	102	(377)	(370)%
As a percentage of revenue	(3)%	1%
EBITDA	2,361	1,963	398	20%
As a percentage of revenue	22%	19%

Tax expense for the quarter is ₹ (81) million ($ (0.91) million). Tax expense is measured based on the projected profit for the year for entities forming part of the Group. The effective tax rate for those entities will be different to this extent for the interim period. Net profit has decreased over the previous year same quarter due to increase in depreciation and finance expense.

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EBITDA has been increased over the previous quarter due to increase in revenue and reduction in cost of sales and SG&A. EBITDA is a non-IFRS measure.

Reconciliation of Non-IFRS Measures

The following table presents a reconciliation of EBITDA to Profit (Loss) for the Period, the most comparable IFRS measure for each period indicated:

Description	Quarter ended September 30, 2025	Quarter ended September 30, 2024
Profit/(Loss) for the period	(275)	102
Add:
Depreciation and Amortisation	1,740	1,323
Net Finance Expenses	841	534
Income Tax Expense	81	38
Less:
Other Income (including exchange gain/loss)	26	34
EBITDA	2,361	1,963

Results of half year ended September 30, 2025 compared to half year ended September 30, 2024

Revenues

The growth in our revenues in for the half year ended September 30, 2025 and the half year ended September 30, 2024 is given below

	Half year ended September 30, 2025	Half year ended September 30, 2024	Change	% Change
Revenues	21,256	19,696	1,560	8%

We achieved revenue of ₹ 21,256 million ($239.09 million), an increase of ₹ 1,560 million ($ 17.57 million) over same half year previous year. The increase is primarily contributed by revenue from Network Services and Data Center Services.

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The revenue by operating segments is as follows:

	Revenue		Percentage of revenue
	Half year ended September 30, 2025	Half year ended September 30, 2024	Half year ended September 30, 2025	Half year ended September 30, 2024	Growth
Network Services	8,659	7,544	41%	38%	15%
Data Center Services	8,111	6,694	38%	34%	21%
Digital Services	4,486	5,458	21%	28%	(18)%
Total	21,256	19,696	100%	100%	8%

Revenue from Network service increased by ₹1,115 million ($12.56 million) due to (i) increase in revenue of ₹ 873 million ($ 9.83 million) from Connectivity services ,(ii) increase in Voice Revenue of ₹ 308 million ($ 3.47 million) attributable to increase in ILD & Hubbing Business by ₹ 8 million ($ 0.09 million) and increase in Voice Revenue by ₹ 300 million ($ 3.38 million) which is offset by (iii) decrease in Enterprise and Retail Voice services by ₹ 66 million ($ 0.74 million).

Revenue from Data Center services has increased by ₹ 1,417 million ($15.96 million) on account of new contracts and higher capacity utilisation by existing customers.

Revenue from Digital Services has decreased by ₹972 million ($10.95 million) primarily due to (i) decrease in Network Digital Managed Service by ₹ 787 million ($ 8.86 million), (ii) decrease in revenue from Applications Integration Services by ₹ 297 million ($ 3.34 million) which is partially offset by (iii) increase in Security and Managed Services by ₹ 112 million ($ 1.26 million).

Other Operating income

The change in other operating income is as follows:

	Half year ended September 30, 2025	Half year ended September 30, 2024	Change	% Change
Other Operating Income	166	223	(57)	(26)%

Other operating income decreased by ₹ 57 million ($0.64 million).

Investment income

The change in investment income is as follows:

	Half year ended September 30, 2025	Half year ended September 30, 2024	Change	% Change
Investment Income	16	60	(44)	(73)%

Investment income decreased by ₹ 44 million ($0.50 million).

Impairment loss on Investment

The change in Impairment loss on Investment is as follows:

	Half year ended September 30, 2025	Half year ended September 30, 2024	Change	% Change
Impairment loss on Investment	(26)	-	(26)	100%

Impairment loss on Investment increased by ₹ 26 million ($0.29 million).

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Cost of sales

Our cost of sales is set forth in the following table:

	Half year ended September 30, 2025	Half year ended September 30, 2024	Change	% Change
Network services	5,824	5,107	717	14%
Data Center Services	3,260	2,989	271	9%
Digital Services	3,784	4,227	(443)	(10)%
Total	12,868	12,323	545	4%

The cost of sales increased by 4% on an overall basis. The movement in Cost of sales is explained in detail below:

	Half year ended September 30, 2025	Half year ended September 30, 2024	Change	% Change
Network Costs	4,640	4,201	439	10%
Revenue share	623	471	152	32%
Cost of Hardware / Software	2,175	2,588	(413)	(16)%
Power costs	3,023	2,783	240	9%
Direct Resources costs	1,507	1,260	247	20%
Other direct costs	900	1,020	(120)	(12)%
Total	12,868	12,323	545	4%

Network cost comprises cost of bandwidth leased out from telcos, Inter-connect charges and IP termination costs payable to carriers. Bandwidth cost increased by ₹ 68 million ($ 0.77 million) due to capacity increase and IP termination costs increased by ₹ 371 million ($ 4.17 million) on account of increase in minutes thus caused a net increase of ₹ 439 million ($ 4.94 million).

Revenue share cost comprises of revenue share payable to DOT on ILD, NLD and other services. Cost increase is on account of increase in Revenue.

The decrease in cost of hardware and software expenses is on account of decrease in revenue from Digital Services.

 Power costs comprise of electricity cost incurred in our data center. Power cost increased by ₹ 240 million ($ 2.70 million) due to increase in occupancy of newly commissioned Data Centers and due to increase in consumption in existing Data Centers.

Direct resources costs are comprised of (i) the cost of resources deployed on the network infrastructure delivery (ii) resources involved in delivery of application services (iii) cost of billable resources associated with the eLearning and infrastructure managed services. These resource costs increased by ₹ 247 million ($ 2.78 million).

Other direct costs are comprised of link implementation and maintenance charges for the Network services, onetime costs for data center services for on boarding new customers, platform costs for Cloud storage, direct cost of application services, digital certificate platform costs, content costs, delivery costs of application services, subject matter experts for international business. The decrease in other direct costs is by ₹ 120 million ($ 1.35 million).

We seek to continue in the path of achieving cost efficiencies and process optimization to maximize the return.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company are set forth as follows:

	Half year ended September 30, 2025	Half year ended September 30, 2024	Change	Change (%)
Operating Expenses	1,484	1,037	447	43%
Selling & Marketing Expenses	82	49	33	67%
Associate Expenses	1,499	1,639	(140)	(9)%
Other Indirect Expenses	719	759	(40)	(5)%
Provision for doubtful debts and advances	105	130	(25)	(19)%
Forex (gain) / loss	-	7	(7)	(100)%
Total	3,889	3,621	268	7%

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Operating expenses includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating expenses increased by on account of increase in repairs and maintenance and network operating cost.

Selling and Marketing expenses consist of selling commission payable to sales partners, discounts payable to customers, incentive to salesmen and marketing and promotion costs. Selling & Marketing cost increased by ₹ 33 million ($ 0.37 million).

Associate expenses consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses have decreased by ₹ 140 million ($ 1.58 million) during the half year compared to previous half year.

Other Indirect expense consist of cost of facilities, electricity charges incurred on facilities, travel cost, Legal charges, professional charges, communication and others. There was a decrease in Indirect Expenses during the half year compared to the previous half year.

Provision for Doubtful debts consists of the charge on account of the provisions created during the half year against doubtful debtors. The decrease in Provision for Doubtful debts was on account of better collection from debtors.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

			(Rupees in million)
	Half year ended September 30, 2025	Half year ended September 30, 2024	Change	% Change
Depreciation and amortization	3,419	2,629	790	30%
As a percentage of carrying value	8%	6%

The increase in depreciation is primarily on account of capitalisation of fixed assets during the half year.

Operating Profit

	Half year ended September 30, 2025	Half year ended September 30, 2024	Change	% Change
Operating profit	1,246	1,346	(100)	(7)%
As a percentage of revenue	6%	7%

Operating profit has decreased over the same half year in the previous year due to increase in depreciation.

Finance income/expense

	Half year ended September 30, 2025	Half year ended September 30, 2024	Change	% Change
Finance Income	1	-	1	100%
Finance expense	1,753	1,259	494	39%
Net finance expense	1,752	1,259	493	39%

Finance expense: The finance expenses is increased by ₹ 494 Million ($ 5.56 Million) the increase is primarily on account of increase in interest on borrowings by ₹ 477 Million ($ 5.37 Million), interest on lease liability by ₹ 17 Million ($ 0.19 Million).

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Earnings before Interest, Tax, Depreciation and Amortization (EBITDA) and Net Profit / (Loss)

	Half year ended September 30, 2025	Half year ended September 30, 2024	Change	% Change
Net Profit / (Loss)	(664)	50	(714)	(1428)%
As a percentage of revenue	(3)%	0.25%
EBITDA	4,472	3,747	725	19%
As a percentage of revenue	21%	19%

Net profit decreased over the same half year in the previous year due to increase in depreciation and finance expenses.

EBITDA has been increased over the previous year due to increase in revenue. EBITDA is a non-IFRS measure.

Reconciliation of Non-IFRS Measures

The following table presents a reconciliation of EBITDA to Profit (Loss) for the Period, the most comparable IFRS measure for each period indicated:

Description	Half year ended September 30, 2025	Half year ended September 30, 2024
Profit/(Loss) for the period	(664)	50
Add:
Depreciation and Amortisation	3,419	2,629
Net Finance Expenses	1,605	1,029
Income Tax Expense	148	97
Less:
Other Income (including exchange gain/loss)	36	58
EBITDA	4,472	3,747

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Liquidity and Capital Resources

We have financed our operations largely through cash generated from operations, equity issuance and bank borrowings. Our liquidity requirements are for meeting working capital needs and capital expenditure required to upgrade and maintain our existing infrastructure.

The following table summarises our cash flows for half years presented:

	Half year ended September 30, 2025	Half year ended September 30, 2024	Half year ended September 30, 2025
	₹ In million	₹ In million	US $ in million
Net cash generated from / (used in) operating activities	6,364	1,485	72
Net cash generated from / (used in) investing activities	(5,984)	(5,972)	(67)
Net cash generated from / (used in) financing activities	(2,553)	4,672	(28)
Effect of exchange rate changes on cash and cash equivalents	-	4	-
Net increase / (decrease) in cash and cash equivalents	(2,173)	189	(23)

As at September 30, 2025 we had a negative working capital (current assets less current liabilities) of ₹ 3,490 and as at September 30, 2024, we had working capital of ₹ 2,287 million, respectively, which includes cash and cash equivalents of ₹ 2,498 million and ₹ 3,807 million, respectively. We believe that with cash from operations, existing lines of credit and capital availability from our promotor group, we have sufficient resources to meet our liquidity requirements.

Our short-term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long term loans.

We have borrowings of ₹ 38,392 million (including lease liability to the extent of ₹ 3,909 million) as of September 30, 2025 out of which ₹ 8,168 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be ₹ 2,889 million. We have utilized working capital facility of ₹4,160 million out of limit of ₹ 5,990 million during fiscal 2025. We have unutilized non fund limit of ₹ 5,130 million as of September 30, 2025.

Our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing. We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

The Group has opted to transition to SOFR (Secured Overnight Financing Rate) from LIBOR. The Group entered into interest rate swaps in order to hedge the cash flows arising out of the interest payments of the underlying external commercial borrowing. The period of the swap contract is coterminous with the period of the underlying external commercial borrowing. As per the terms of the arrangement, the Company shall pay fixed rate of interest (8.9%) and receive variable rate of interest equal to SOFR + 2.5% on notional amount.

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Cash and cash equivalents:

Cash and cash equivalents comprise of ₹2,567 million, ₹ 4,477 million, in bank accounts and ₹ 1,582 million, ₹ 3,096 million in the form of bank deposits as of September 30, 2025 and September 30, 2024, respectively, out of which cash deposits in the form of margin money is restricted for use by us amounting to ₹ 1,582 million and ₹ 427 million respectively. Cash on hand comprises of ₹ 1 million as on September 30, 2025.

Net cash generated from operating activities for the half year ended September 30, 2025 was ₹ 6,364 million ($ 71.67 million). This is mainly attributable to an increase in trade and other receivables during the half year of ₹ 2,619 million ($ 29.50 million), a net increase in contract asset and contract liabilities by ₹ 1,594 million ($ 17.95 million), an increase in trade and other payables of ₹424 million ($ 4.78 million), decrease in other assets of ₹2,112 million ($ 23.79 million), due to payment of tax in the amount of ₹ 11 million ($ 0.12 million).

Net cash generated from operating activities for the half year ended September 30, 2024 was ₹ 1,485 million ($ 17.72 million). This is mainly attributable to an increase in trade and other receivables during the half year of ₹ 3,507 million($ 41.85 million), a net increase in contract asset and contract liabilities by ₹ 1,073 million ($ 12.80 million), an increase in trade and other payables of ₹ 2,112 million ($ 25.21 million), due to payment of tax in the amount of ₹ 147 million ($ 1.75 million) and increase in other assets by ₹ 825 million ($ 9.85 million).

Net cash used in investing activities for the half year ended September 30, 2025 was ₹ 5,984 million ($ 67.37 million), primarily on account of additional expenditures on property, plant and equipment amounting to ₹ 5,074 million ($ 57.15 million), increase in Right of Use assets by ₹ 864 million ($ 9.73 million) and due to purchase of equity shares of ₹ 126 million ($ 1.42 million) and offset by other line items such as finance income and sale proceeds of property, plant and equipment of ₹ 80 million ($ 0.90 million).

Net cash used in investing activities for the half year ended September 30,2024 was ₹ 5,972 million ($ 71.27 million), primarily on account of additional expenditures on property, plant and equipment amounting to ₹ 5,452 million ($ 65 million), increase in Right of Use assets by ₹ 414 million ($ 4.94 million) and due to purchase of preference shares of ₹ 231 million ($ 2.76 million) and offset by other line items such as finance income and sale proceeds of property, plant and equipment of ₹ 125 million ($ 1.49 million).

Net cash used in financing activities for the half year ended September 30, 2025 was ₹ 2,553 million ($ 28.75 million). This was mainly attributable to repayment of borrowings (net of proceeds) by ₹ 605 million ($ 6.81 million), repayment of lease liability by ₹ 174 million ($ 1.96 million) and finance expenses paid of ₹ 1,796 million ($ 20.23 million) which is offset by proceeds from issue of shares (ESOP) by ₹ 22 million ($ 0.25 million).

Net cash from financing activities for the half year ended September 30, 2024 was ₹ 4,672 million ($ 55.75 million). This was mainly attributable to net of proceeds and repayment of borrowings by ₹ 1,566 million ($ 18.70 million), proceeds from issue of Non-convertible debentures by ₹ 2,506 million ($ 29.84 million)  and proceeds from issue of rights issue of shares by ₹ 2,500 million ($ 29.90 million), repayment of lease liability by ₹ 172 million ($ 2.05 million) and finance expenses of ₹ 1,669 million ($ 19.92 million) of which transaction cost related to equity and dividend paid for preference shares ₹ 59.86 million ($0.714 million).

Tax Matters

Given below is the summary of tax implications for holders of ADSs and equity shares, upon withdrawal of such equity shares, who are not resident in India, whether of Indian origin or not. These tax provisions are governed by the Income-tax Act, 1961 (the “Act”) read with the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depository Receipt Mechanism) Scheme, 1993 (the “1993 Scheme”) and the Depository Receipts Scheme, 2014, as amended.

This section is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership, and sale of ADSs and equity shares. Personal tax consequences of an investment may vary for non-resident holders in various circumstances, and potential investors should therefore consult their tax advisors on tax consequences of such acquisition, ownership, and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence. Each prospective investor should consult his, her or its own tax advisors with respect to Indian and local tax consequences of acquiring, owning, or disposing of equity shares or ADSs.

It is essential to determine residential status to figure out the taxability of income on transfer of ADSs.

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Residential status of individuals

A person is said to be resident in India during any fiscal year if he or she stays in India in that year:

•	For a period of at least 182 days or
•	For a period of at least 60 days and, within the four preceding years has been in India for a period or periods amounting to at least 365 days.

However, in case a:

•	citizen of India who leaves India in a previous year for the purposes of employment outside of India,
•	citizen of India or a person of Indian origin living abroad who visits India then, the second condition as mentioned above will be applicable only if the person stays in India for a minimum of 182 days as against 60 days in the relevant fiscal year.

Further, the Finance Act, 2020 has amended the provisions of residential status as below:

•	In case of Indian citizens or a person of Indian origin living abroad visiting India having total income, other than income from foreign source, exceeding ₹ 15 lakhs, the period of stay would be considered as 120 days as against 60/ 182 days as provided above. Further such person would be treated as Resident but Not Ordinarily Resident (RNOR) if his stay in India is less than 182 days.

•	Further, an Indian citizen would be deemed to be a Resident of India if his total income (not including foreign sourced income) exceeds ₹ 15 lakhs during the previous year and if he/she is not liable to income tax in any other country or territory by reason of his domicile or residence or any other criteria of similar nature. Such person who is deemed to be resident of India would be treated as RNOR.

Residential status of corporates

As per the provisions of the Act a Company is said to be resident in India if it is an Indian Company or if the control and management of its affairs is situated wholly in India. If none of the aforesaid conditions are satisfied, the Company is treated as a non-resident as per the Act.

•	However, the Finance Act, 2015 brought in a concept called Place of Effective Management (‘POEM’). Accordingly, the residential status of companies was redefined. A Company would be considered a resident if it is an Indian Company or if its POEM, in that year, is in India. POEM was defined as a place where key management and commercial decisions that are necessary for conduct of business as an entity, as a whole are, in substance, made. Thus, a foreign Company will become a resident of India if its POEM is in India.

•	POEM is a well-recognized concept in OECD & UN Model Tax Convention. OECD recognized POEM as a tie-breaker rule for determining residential status and hence most of Double Taxation Avoidance Agreements (‘DTAA’) with India recognize it as a tie-breaker rule.

•	The Finance Act, 2016 deferred the applicability of POEM by one year and accordingly POEM was applicable from fiscal year 2017 onwards. Ministry of Finance issued detailed guidelines for POEM compliances vide CBDT circulars dated January 24, 2017, and October 23, 2017. However, it was clarified vide CBDT Circular dated February 23, 2017, that the POEM provisions shall not apply to a company having turnover or gross receipts of ₹ 500 million or less in a fiscal year. Further, the Government of India also prescribed guidelines specifying the exceptions, modifications, and adaptations to the provisions of the Act relating to computation of total income, treatment of unabsorbed depreciation, set off or carry forward and set off of losses, collection and recovery and special provisions relating to avoidance of tax applicable to foreign companies having POEM in India vide CBDT Notification No. 29/2018 dated June 22, 2018. This could increase the burden of compliances for our subsidiary companies situated outside India.

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Taxability in India of income earned by Non-residents:

Taxation of Distributions

There is a long history regarding taxability of dividend income. While initially, the dividend income was taxable in the hands of the shareholders and was subject to tax withholding by the company distributing dividends, a major shift was made regarding dividend declared, distributed or paid on or after June 1, 1997 wherein a domestic company declaring, distributing or paying dividend was required to pay dividend distribution tax (“DDT”) at the rate of 10% as increased by applicable surcharge and cess, and dividend income was made exempt from tax in the hands of the shareholders of such domestic company, whether resident shareholders or non-resident shareholders. The DDT rate was subject to change from time to time. This regime generally continued up to fiscal year 2019-2020 except for fiscal year 2012-2013.

The Finance Act, 2017 provided that, dividend income in excess of ₹1 million per annum is taxable at the rate of 10% (plus applicable surcharge and education cess) for non-corporate resident investors.

However, the Finance Act 2020 brought back the earlier provisions relating to taxability of dividends, wherein dividend income will be taxed in the hands of shareholders based on their respective taxation limits and provided that companies will not be required to pay DDT. Accordingly, it was also provided that companies are required to withhold taxes on the dividends paid to shareholders as per the relevant provisions of the Act also adhering to the provisions of DTAA.

In order to remove the cascading effect of taxes on the dividends paid on the same profits, the amendments also provided for reduction of dividends received from other domestic companies or foreign companies from total income of the company receiving dividend if the same is distributed as dividends by such company (i.e., dividend distributed out of the dividends received from their other domestic companies or foreign companies). Such reduction is available for dividends distributed by the company up to one month prior to the due date of filing Income Tax Return. Consequent amendment was also made to the provisions for deductions to be allowed against dividend income in the hands of the recipient. It was provided that no deduction shall be allowed from dividend income, other than the deduction on account of interest expense and such deduction shall not exceed twenty percent of the dividend income. However, no such deduction of interest expense is allowed to a non-resident who is taxed on dividend income on gross basis.

Where the ADSs comply with the conditions of section 115AC / 115ACA of the Act and the Depository Receipts Scheme, 2014, the amount of dividend on ADSs is taxable at the rate of 10%.

Capital gains earned by Non-residents:

•	To enable Non-residents to invest in Indian companies without having to be involved with the Indian capital market, the Government has come out with a scheme under which the Indian company issues shares or convertible debentures / bonds in foreign currency. The shares / bonds are issued in the official name of an Indian depository / custodian. Under a back- to-back arrangement, an overseas depository issues Global Depository Receipts (GDRs) to the non-resident investors. GDRs include American Depository Receipts (ADRs). These receipts are tradable on an overseas exchange.

In essence the investment is in shares or bonds of an Indian company, but through GDR mechanism. However, as they are independently tradable, they are like simple derivative instruments.

•	In 2008, the Government came out with “Foreign Currency Exchangeable Bonds Scheme 2008” (FCEB). Under this scheme, the FCEBs are issued by the Indian company to non-residents under the GDR mechanism. The non-resident can exchange the bond, with the equity shares of a listed company, which is held by the FCEB issuing company (the issuing company and the listed company have to belong to the same group). Thus, bonds are “exchanged” for shares. The strength of the listed company is used to raise funds by a group company.

•	Section 115AC deals with taxation of incomes earned on bonds of Public Sector Undertakings (PSUs), and GDRs purchased by non-residents out of foreign currency. The incomes covered are dividend (other than on which Dividend Distribution Tax (DDT) has been paid), interest and long-term capital gain.

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Capital gains related to GDRs

•	Scope

Section 5 of the Income-tax Act (“the Act”) provides for the scope of income taxable in India for non-residents. Section 5(2) of the Act provides that income which is received; accrues or arises; or is deemed to accrue or arise to a non-resident in India is taxable under the Act.

•	Charge of tax

Section 45 of the Act provides that any profits or gains arising from the transfer of a capital asset effected in the previous year shall be chargeable to tax under the head “Capital gains” and shall be deemed to be income of the previous year in which the transfer took place.

•	Source of income

A cumulative reading of the above provisions results in capital gains arising in the hands of a non-resident in India if the transfer of the capital assets happens in India.

•	Deeming Provision

Section 9 of the Act further extends this scope by deeming certain incomes to arise in India. Capital gains that would be deemed to arise in India under Section 9 would be all income arising, whether directly or indirectly, through the transfer of a capital asset situated in India. It envisages taxability in a case where income may arise outside India due to transfer happening outside India but is still deemed to arise in India if the capital asset transferred is situated in India.

There can be three taxable events in case of GDRs. The taxability which can arise at each event is mentioned below:

a)	On trading in GDRs

If the transfer happens outside India, there is no tax, provided that the transaction is between two non-residents. The scheme and Section 47(viia) clearly state this. Long-term gain & short-term gain – both are exempt from tax – on transfer of GDRs.

b)	On conversion of GDR into underlying share

If the GDR is converted into shares by the investor, then it may amount to a gain on exchange. But the scheme is silent. It in fact proceeds on the assumption that only when the converted shares are sold, there is a tax.

c)	On sale of underlying shares

The following provisions pertain to taxation of capital gains as per the provisions of the Act:

•	Effective fiscal year 2016-2017, shares (including shares issuable on the conversion of the ADSs) held by the non-resident investor for a period of more than 24 months are treated as long term capital assets. If the shares are held for a period of less than 24 months from the date of conversion, the same is treated as short term capital asset.

•	Taxable gain realized by a non-resident in respect of equity shares held for more than 24 months, or long-term gain, is subject to tax.

•	Finance (No. 2) Act, 2024, w.e.f. 23-7-2024 amended the Act to provide that Long Term Capital Gain exceeding ₹125,000 arising from sale of equity shares in a Company or a unit of an equity-oriented fund or a unit of a business trust will be taxable:

the amount of income-tax calculated on such long-term capital gains exceeding one lakh twenty-five thousand rupees –

a)	at the rate of ten per cent for any transfer which takes place before the 23rd day of July 2024; and

b)	at the rate of twelve and one-half per cent for any transfer which takes place on or after the 23rd day of July 2024 (excluding applicable surcharge and cess)

•	Taxable gain realized in respect of equity shares held for 24 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 40.00% (excluding applicable surcharge and cess).

•	Any capital gain arising from the sale of Shares will be subject to relief, if any, available to the non-resident under an applicable DTAA subject to compliance with the relevant conditions.

•	Any capital gain tax paid by a non-resident on the transaction of sale of Shares may be eligible for tax credit in the home jurisdiction subject to the provisions of the domestic tax laws of the home jurisdiction read with the applicable tax treaty. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares.

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Withholding Tax on Capital Gains

Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be subject to withholding of tax at source by the buyer. According to Sections 196C and 196D of the Act, where any income by way of interest or dividends in respect of bonds or global depository receipts referred to in section 115AC of the Act or by way of long-term capital gains arising from the transfer of such bonds or global depository receipts is payable to a non-resident respectively, the person responsible for making the payment shall, at the time of credit of such income to the account of the payee or at the time of payment thereof in cash or by the issue of a cheque or draft or by any other mode, whichever is earlier, deduct income tax thereon at the rate of ten per cent subject to any concession rate of tax provided as per DTAA of respective countries read along with applicable MLI. The concessional tax rate benefit as per DTAA would be available subject to providing various Tax forms including Tax Residency Certificate by non-resident shareholders. However, as per the provisions of Section 196D(2) of the Act, no withholding of tax is required from any income by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the Act on the transfer of securities defined in said section.

Determination of Tax in Certain Special Cases

Particulars	Section 115A	Section 115AB	Section 115AC	Section 115AD
Eligible Assessee	Non-Resident	Overseas Financial Organization (Offshore Fund)	Non-Resident	Foreign Portfolio Investor (FPI) and Specified Funds
Securities Covered	GDRs, Bonds, Royalty, FTS, Dividend & Interest Income	GDRs, Bonds	GDRs, FCCBs, FCEBs	All securities other than those under Sec 115AB, Equity Shares.
Tax on Income (Dividend / Interest / Royalty / FTS)	10% to 20%	10% on Dividend and Interest Income	5% / 20%	FPI: 10% on Dividend Specified Funds: 10% Dividend 4%–20% on Interest
Tax Rate on Long-Term Capital Gains	10% (before July 23, 2024) 12.5% (on/after July 23, 2024)	10% (before July 23, 2024) 12.5% (on/after July 23, 2024)	10% (before July 23, 2024) 12.5% (on/after July 23, 2024)	10% on LTCG (on gains exceeding Rs 1.25 lakh)
Tax Rate on Short-Term Capital Gains	Applicable slab rates	Applicable slab rates	Applicable slab rates	15% (before July 23,2024) 20% (on/after July 23, 2024)
Deductions under Chapter VI-A	No (except u/s 80LA for IFSC units)	No	No	No
Adjustment of Basic Exemption Limit	Not Available	Not Available	Not Available	Not Available

Buy-back of Securities

With effect from June 1, 2013, as per the provisions of section 115QA of the Act, a buy-back of shares by a domestic company (not being shares listed in a recognized stock exchange in India) was made subject to payment of share buy-back tax in the hands of such domestic company at the rate of 20% (as increased by surcharge at the rate of 12% and cess) on the amount of ‘distributed income’. The provisions of such share buy-back tax were extended to domestic companies whose shares are listed on a recognized stock exchange in India with effect from July 5, 2019. In such a case (i.e., where share buy-back tax is payable by the domestic company), the income arising to the shareholders, whether resident shareholders or non-resident shareholders, is exempt from tax in their hands under section 10(34A) of the Act, and thus, the same will not be subject to any tax withholding by such domestic company.

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Further, the Taxation Law (Amendment) Act 2019 provided that the Tax on buy-back of shares would not apply to such buy-back of shares (being the shares listed on a recognized stock exchange), in respect of which public announcement has been made on or before the 5th day of July, 2019 in accordance with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 made under the Securities and Exchange Board of India Act, 1992 (15 of 1992).

For the purposes of share buy-back tax under section 115QA of the Act, the expression ‘distributed income’ means the consideration paid by the company on buy-back of shares as reduced by the amount, which was received by the company for issue of such shares, determined in the manner as may be prescribed. Rule 40BB of the Income Tax Rules, 1962 has been prescribed in this regard and deals with various scenarios like shares issued under the employees’ stock option or as part of sweat equity shares, shares issued by the transferee company in case of amalgamation or demerger etc.

Further, the expression ‘buy-back’, for the purposes of share buy-back tax under section 115QA of the Act, has been defined to mean purchase by a company of its own shares in accordance with the provisions of any law for the time being in force relating to companies.

Applicability of GAAR:

The provisions of General Anti Avoidance Rule (GAAR) are contained in Chapter X-A of the Income Tax Act, 1961. The GAAR provisions shall be effective from assessment year 2018-19 onwards, i.e., financial year 2017-18 onwards. The necessary procedures for application of GAAR and conditions under which it shall not apply, have been enumerated in Rules 10U to 10UC of the Income-tax Rules, 1962.

GAAR provisions apply with respect to the shares issued post 31st March 2017, on conversion of Compulsory convertible Preference shares (CCPS), Foreign Currency Convertible Bonds (FCCBs), Global Depository Receipts (GDRs), acquired prior to 1st April 2017 based on the circular No.7 of 2017 issued by the CBDT.

The GAAR provisions to deal with the Organization for Economic Co-operation and Development’s Base Erosion and Profit Shifting project, of which India is an active participant, were applicable from fiscal year 2018. Pursuant to GAAR, an arrangement in which the main purpose, or one of the main purposes, is to obtain a tax benefit and may be declared as an “impermissible avoidance arrangement” if it also satisfies at least one of the following four tests. If any of our transactions are found to be impermissible avoidance arrangements under GAAR, our business, financial condition and results of operations may be adversely affected.

a) The arrangement creates rights and obligations, which are not normally created between parties dealing at arm’s length.

b) It results in misuse or abuse of provisions of tax laws.

c) It lacks commercial substance or is deemed to lack commercial substance.

d) It is carried out in a manner, which is normally not employed for a bona fide purpose.

Grandfathering under Rule 10U(1)(d) will be available to investments made before 1st April 2017 in respect of instruments compulsory convertible from one form to another, at terms finalized at the time of issue of such instruments.

Significant Economic Presence : As part of the Base Erosion and Profit Shifting (BEPS) measure, to address the tax challenges caused by the digital companies, India has introduced the Significant Economic Presence (SEP) provisions through the Finance Act 2018. An Explanation 2A to Section 9(1)(i) of the Income-tax Act, 1961 (Act) was introduced, and the SEP is in addition to business connection. The provisions will apply to the Financial Year beginning on or after 01 April 2021. This amendment has increased the scope of taxation for non-resident in India. As per the amendment, if the non-resident carries out any transaction regarding goods, services, or property with a resident in India and exceeds the limit of INR 2 Crores, then a SEP is triggered.

Post introduction of SEP, the business connection under Section 9(1)(i) of the Income Tax Act are subject to three mutually exclusive categories:

•	Traditional business connection – based on the activity of the non-resident in India

•	Dependent Agent business connection – based on the activity of agent as per Explanation 2

•	SEP – based on Value and User threshold

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Goods and Service Tax: Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares is subject to levy of the Goods and Services Tax at an effective rate of 18%.

Stamp Duty and Transfer Tax: Upon issuance of the equity shares underlying our ADSs, companies will be required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depositary in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.25% of the market value of the ADSs or equity shares exchanged. A sale of equity shares by a nonresident holder will also be subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee. Shares must be traded in dematerialized form. The transfer of shares in dematerialized form is currently not subject to stamp duty.

Gift Tax: The Finance Act, 2017, inserted provisions related to tax on the receipts of any sum of money, by any person either without consideration or for an inadequate consideration for value exceeding ₹ 50,000 (Stamp duty value in case of immovable property) during the year. The same is exempt from tax if it is received from any relative, occasion of marriage, under a will or by way of inheritance, or in contemplation of death of the payer or donor.

Base Erosion and Profit Shifting (“BEPS”): The Company operates in various countries and any change in tax rates or tax laws of any country could have impact on taxes. There may be changes in tax rates in some countries as a result of the Organization for Economic Co-operation and Development’s Pillar Two Blueprint of the Inclusive Framework on BEPS which has an objective of having a global minimum tax rate. There could be other changes in international tax laws and practices as a result of other pillars of BEPS (including tax on digital services) which may potentially impact our tax cost.

Prospective purchasers should consult their own tax advisors with respect to Indian and their local tax consequences of acquiring, owning, or disposing of equity shares or ADSs.

Material U. S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income tax considerations of U.S. holders. For purposes of this discussion, “U.S. holders” are beneficial owners of equity shares or ADSs who or that are (a) individuals who are citizens or residents of the United States for U.S. federal income tax purposes, (b) corporations (or other entities treated as corporations for U.S. federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof, (c) estates, the income of which is includable in gross income for U.S. federal income tax purposes, regardless of its source and (d) trusts having a valid election to be treated as “United States persons” (within the meaning of Section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) in effect under U.S. Department of the Treasury regulations (“U.S. Treasury Regulations”) or the administration of which a U.S. court exercises primary supervision and with respect to which a United States person has the authority to control all substantial decisions.

This summary is limited to U.S. holders who hold or will hold equity shares or ADSs as capital assets (generally property held for investment). In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of India for the avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Convention”).

This summary does not address any tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction, or tax considerations under any U.S. estate or gift tax or other non-income tax laws. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons subject to alternative minimum tax, persons subject to special accounting rules under Section 451(b) of the Code, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding ADSs or equity shares through partnerships or other pass-through entities and investors therein, persons that have a “functional currency” other than the U.S. dollar or holders owning directly, indirectly or through the application of certain constructive ownership rules, 10% or more, by voting power or value, of the shares of our Company. This summary is based on the Code, the U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which could apply retroactively and could affect the tax consequences described below.

Changes in U.S. federal income tax laws or regulations, or the interpretation thereof, could materially impact the U.S. federal income taxation of the ownership and disposition of our equity shares or ADSs for U.S. holders. While this discussion reflects our current understanding of applicable U.S. federal income tax laws, it is possible that future legislation could be enacted that would significantly alter the tax consequences described herein. We cannot predict whether, when, or in what form such changes may occur.

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If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the equity shares or ADSs, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult its own tax advisor.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, U.S. STATE, U.S. LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs

Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs generally will be treated as the owners of equity shares represented by such ADSs. Accordingly, the conversion of ADSs into equity shares generally will not be subject to U.S. federal income tax.

Dividends. Subject to the passive foreign investment company (“PFIC”) rules described below, the gross amount of any distributions of cash or property (other than, generally, distributions of our equity shares) with respect to equity shares or ADSs will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our Company. Such dividends will not be eligible for the dividends received deduction (“DRD”) generally allowed to corporate U.S. holders, other than certain corporate U.S. holders who own 10% or more of the equity in our Company (including ADSs). Such U.S. holders should consult their tax advisors regarding any DRD to which they are entitled. To the extent, if any, that the amount of any distribution by our Company exceeds our Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain. However, because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution will generally be treated as a dividend for U.S. federal income tax purposes.

Subject to certain conditions and limitations, including the PFIC rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes and certain holding period requirements are met (including the requirement that the non-corporate U.S. holder holds the equity shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date).

A qualified foreign corporation generally includes a non-U.S. corporation (1) with respect to any dividend it pays on its shares (or ADSs in respect of such shares) that are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States meeting certain requirements. In addition, a corporation is not a qualified foreign corporation if it is a PFIC (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year. Our ADSs are traded on the NASDAQ, an established securities market in the United States as identified by Internal Revenue Service (“IRS”) guidance. We may also be eligible for benefits as a result of the Convention.  Each U.S. holder should consult his, her or its own tax advisor regarding the treatment of such dividends and such holder’s eligibility for a reduced rate of taxation.

Subject to certain conditions and limitations, Indian dividend withholding tax, if any, imposed upon distributions paid to a U.S. holder with respect to such holder’s equity shares or ADSs generally should be eligible for credit against the U.S. holder’s U.S. federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any non-U.S. income taxes. The overall limitation on non-U.S. income taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on equity shares or ADSs generally will be income from sources outside the United States and will generally be “passive category income” for purposes of computing the U.S. “foreign tax credit” allowable to a U.S. holder. No foreign tax credit or deduction is allowed for taxes paid or accrued with respect to a dividend that qualifies for the DRD.  The rules governing U.S. foreign tax credits are complex, and recent changes to such rules introduced additional requirements and limitations. Furthermore, the application of such rules depends on the particular circumstances of each U.S. holder. Therefore, each U.S. holder should consult his, her or its own tax advisor with respect to the availability of U.S. foreign tax credits to such U.S. holder’s particular circumstances.

 If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

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EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDUCED RATE OF TAXATION UNDER THE LAW IN EFFECT FOR THE YEAR OF THE DIVIDEND.

Sale or Exchange of Equity Shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Subject to the discussion of the PFIC rules below, such gain or loss generally will be capital gain or loss, and generally will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. If capital gains realized by a U.S. holder upon the sale of equity shares or ADSs are subject to tax (including withholding tax) in India (see the “and “Withholding Tax on Capital Gains” discussion with respect to Indian taxes above), a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s U.S. federal income tax liability due to certain limitations on U.S. foreign tax credits.

Backup Withholding Tax and Information Reporting. Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. federal information reporting, and U.S. federal backup withholding, currently at a rate of 24%, may apply unless the holder is an exempt recipient or provides such holder’s correct U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules may be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Additional Tax on Net Investment Income. U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds are subject to a 3.8% tax on certain net investment income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, equity shares or ADSs, subject to certain limitations and exceptions.

Passive Foreign Investment Company. A non-U.S. corporation will be classified as a PFIC for any taxable year for U.S. federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	50% or more of its assets (determined based on a quarterly average) by value, or, if it is not a publicly traded corporation and so elects or is a controlled foreign corporation, by adjusted basis, and including its pro rata share of the assets of any company in which it is considered to own 25% or more by value, produce or are held for the production of passive income.

We do not believe that we satisfy either of the tests for PFIC status for the taxable year ended March 31, 2025. However, because this determination is made on an annual basis and depends on a variety of factors (including, potentially, the value of our equity shares or ADSs), no assurance can be given that we were not considered a PFIC in a prior taxable year, or that we will not be considered a PFIC for the current taxable year and/or future taxable years. If we were to be a PFIC for any taxable year, U.S. holders would be required to either:

•	pay an interest charge together with tax calculated at ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of the Code, including on any gain on a sale or other disposition of ADSs or equity shares;

•	if an election is made for us to be a “qualified electing fund” (as the term is defined in relevant provisions of the Code) in the first taxable year in which our Company is a PFIC during the period that the U.S. holders owns equity shares or ADSs, include in such U.S. holder’s taxable income their pro rata shares of undistributed amounts of our income and gain; or

•	if the equity shares are “marketable” and a “mark-to-market” (as such terms are defined in the Code) election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

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If we are treated as a PFIC in any year, we do not plan to provide information necessary for U.S. holders to make the qualified electing fund election. As such, it is not expected that a U.S. holder will be able to make a qualified electing fund election with respect to our equity shares or ADSs.

If we are treated as a PFIC for any taxable year during which a U.S. holder holds the ADSs or equity shares, we will continue to be treated as a PFIC with respect to such U.S. holder for all succeeding years during which the U.S. holder holds the ADSs or equity shares, unless we were to cease to be a PFIC and the U.S. holder makes a “deemed sale” election with respect to the ADSs or equity shares.

In addition, certain U.S. federal information reporting obligations applicable to ownership of PFICs generally will apply to U.S. holders if we are determined to be a PFIC, such as annually filing an IRS Form 8621. Penalties may be imposed where applicable for failure to file IRS Form 8621.

Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year, or $75,000 at any time during the taxable year may be required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on your circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by non-U.S. financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in non-U.S. entities. Our equity shares and ADSs may be treated as specified foreign financial assets and you may be subject to this information reporting regime. Failure to file information reports may subject you to penalties. You should consult your own tax advisor regarding your obligation to file information reports with respect to the equity shares or ADSs.

Foreign Account Tax Compliance Act.  The U.S. Foreign Account Tax Compliance Act (“FATCA”) imposes, under certain circumstances, a 30% U.S. federal withholding tax on certain payments to certain non-U.S. entities that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect U.S. shareholders and/or U.S. accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the Government of India or the IRS regarding our U.S. holders. Each U.S. holder should consult his, her or its own tax advisor regarding the application of FATCA to an investment in our equity shares or ADSs.

The above summary is not intended to be a complete analysis of all tax consequences relating to ownership of equity shares or ADSs. You should consult with your own tax advisors regarding the application of the U.S. federal income tax laws to your particular circumstances, as well as any additional tax consequences resulting from an investment in the ADSs or equity shares, including the applicability and effect of the tax laws of any state, local or non-U.S. jurisdiction, and any estate, gift and inheritance laws.

GSTN Advisory Oct 8, 2025

•	No Change in Auto-Population of ITC
•	GSTR-2B will continue to be generated automatically on the 14th of every month, without any manual intervention by taxpayers or based on the actions taken by the taxpayers.
•	Taxpayers can take actions in IMS even after generation of GSTR-2B till filing of GSTR-3B and can regenerate GSTR-2B accordingly, if required.
•	Recipient taxpayers will have the option to keep a Credit Note or related document pending for a specified period.
•	On acceptance of Credit Note or related document, the recipient will also have the flexibility to reduce ITC only to the extent of its availment by adjusting the reversal amount manually.

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GSTN Advisory Sep 23, 2025

New changes have been introduced in the Invoice Management System (IMS) to simplify the taxation system and reduce the compliance burden on the taxpayers. The following are the key updates

I-	Pending action for specified records: Taxpayers can keep specified records pending for a limited time period. For monthly taxpayers, this period is one tax period (months), for quarterly taxpayers also it is one tax period (quarter) only. The specified records which can be kept pending in the system are mentioned below

a. Credit notes, or upward amendment of Credit note

b. Downward amendment of CN where original CN rejected

c. Downward amendment of Invoice / DN only where original Invoice already accepted and 3B has been filed

d. ECO-Document downward amendment only where original accepted, and 3B has been filed

II- Declaring ITC reduction amount - It is clarified that, in cases where the recipient has not availed Input Tax Credit (ITC) in respect of the relevant invoice or document, no reversal of ITC shall be warranted. Further, in cases where ITC has been availed only partially, the obligation to reverse ITC shall be limited to the extent of such availment.

B. Other Significant Economic events for H1 FY 2025-26:

a) GDP Growth: India’s GDP at 7.80% in Q1 FY 2025-26 and 7.00% in Q2, marginally driven by services and construction sectors. While the estimated GDP for FY 2025-26 is at 6.80%.

b) Inflation & RBI's Monetary Policy: Inflation rose due to food, oil prices and global sentiments prompting Reserve Bank of India (“RBI”) to steadily reduce the repo rate at 5.50% pa.

c) US Federal Reserve Tightening: Up to September 2025, the U.S.Federal Reserve (the “Fed”) reduced its base lending rate rage at 4.00% - 4.25% owing to global pricing and anticipating inflationary controls.

d) Rising Oil Prices: Global oil prices hovered around $85 per barrel in September 2025, exerting moderate pressure on India’s trade deficit and inflation, though the impact was partly offset by resilient service exports.

e) Government Infrastructure Push: As of 30th September 2025, robust public spending on infrastructure projects under the National Infrastructure Pipeline (NIP) and PM Gati Shakti continued to bolster investment activity and support sustained economic growth.

f) Rupee Depreciation: The rupee weakened to ₹85-88/USD due to rising imports, global conditions, and RBI interventions. During the Half Year 2025-26 the rupee depreciated by 3.75 per cent against the USD (Concluding at ₹ 88.79 / USD) as on September 30, 2025

g) Banking Sector: As of September 2025, the banking sector maintained healthy credit growth driven by retail and infrastructure lending, while gross NPAs remained at multi-year lows. This resilience persisted despite global interest rate volatility and continued domestic liquidity management measures by the Reserve Bank of India (“RBI”).

Off-Balance Sheet Arrangement

We have not entered into any off balance sheet arrangement other than contractual obligations such as operating lease arrangements disclosed below as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off balance sheet arrangements and aggregate contractual obligations.

Contractual obligations

Set forth below are our contractual obligations as at September 30, 2025:

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Payments due by period (₹ millions)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	38,771	6,353	10,464	7,822	14,132
Short term borrowings	4,126	4,126
Lease Liabilities	10,953	760	1,415	959	7,819

Item 4. Quantitative And Qualitative Disclosures About Market Risk

General

Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.

Please see Note 34 to the financial statements included in our Annual Report on Form 20 F for the year ended March 31, 2025.

Risk Management Procedures

 We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

Item 5. Controls and Procedures

Disclosure Controls and Procedures

As at September 30, 2025, our management, with the participation of our CEO and Managing Director and Executive Director and CFO, has carried out an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our CEO and Managing Director and Executive Director and CFO, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation, our CEO and Managing Director and Executive Director and CFO have concluded that, as of September 30, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the CEO and Managing Director and Executive Director and CFO, as appropriate to allow timely decisions about required disclosure

Changes in internal control over financial reporting

 During the half year ended September 30, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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Part II. Other Information

Item 1. Legal Proceedings

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

See Note 17 of notes to Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 31 of the financial statements included in our Annual Report on Form 20 F for the year ended March 31,2025.

Item 1A. Risk Factors

For information regarding factors that could affect the Company’s results of operations, financial condition and liquidity, see the risk factors discussion set forth in Item 3 of our Annual Report on Form 20 F for the fiscal year ended March 31, 2025 and the information under “Forward-Looking Statements” included in this Report. There have been no material changes to our Risk Factors except those mentioned below from those disclosed in our Annual Report on Form 20 F for the fiscal year ended March 31,2025.

Item 2. Unregistered Sale of Equity Securities and Use of Proceeds

None.

Items 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosure

Not applicable.

Item 5. Other Information

Independent Directors:

Dr. Ajay Kumar was appointed as an Independent Director on the Board for a period of five years, effective July 3, 2024, as approved by the shareholders in the AGM held on July 3, 2024. Dr. Ajay Kumar resigned from the Directorship on May 15, 2025.

Dr. Thomas Michael Bradicich was appointed as an Additional Director categorized as an Independent Director on the Board of the Company, effective July 5, 2024, with subsequent approval by shareholders in the AGM held on August 14, 2025.

Ms. Padmaja Chunduru was appointed as an Additional Director categorized as an Independent Director on the Board of the Company, effective October 12, 2024, with subsequent approval by shareholders in the AGM held on August 14, 2025.

Dr. Ram Sewak Sharma was appointed as an Additional Director categorized as an Independent Director on the Board, effective June 20, 2025, for a term of five years, with subsequent approval by shareholders in the AGM held on August 14, 2025.

Non-executive Director:

Mrs. Vegesna Bala Saraswathi, a non-executive Director, retired by rotation and was re-appointed in the AGM of the Company held on August 14, 2025.

Item 6. Exhibits

None.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 04, 2025

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Executive Director and Chief Financial Officer

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